Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

NUMBER HOLDINGS, INC.,

NUMBER MERGER SUB, INC.

and

99 CENTS ONLY STORES

Dated as of October 11, 2011

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(continued)

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(continued)

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(continued)

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of October 11, 2011, is by and among Number Holdings, Inc., a Delaware corporation (“Parent”), Number Merger Sub, Inc., a California corporation (“Merger Sub”), and 99 Cents Only Stores, a California corporation (the “Company”).

WHEREAS, the parties intend that Merger Sub be merged (the “Merger”) with and into the Company, with the Company surviving the Merger on the terms and subject to the conditions set forth in this Agreement and becoming a wholly-owned subsidiary of Parent as a result of the Merger;

WHEREAS, the Board of Directors of the Company, acting upon the recommendation of the special committee of the Board of Directors of the Company (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and (iii) resolved to recommend approval of the principal terms of this Agreement by the stockholders of the Company;

WHEREAS, the Board of Directors of each of Parent and Merger Sub have approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, concurrently with the execution of this Agreement, the Rollover Investors (as defined herein) are entering into the Rollover Letter, pursuant to which such persons will contribute to Parent, subject to the terms and conditions therein, the Rollover Investment;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of Ares Corporate Opportunities Fund III, L.P., a Delaware limited partnership (“ACOF”) and the Canada Pension Plan Investment Board, a federal crown corporation incorporated pursuant to the Canada Pension Plan Investment Board Act 1997 (Canada) (the “CPPIB”, and collectively with ACOF, the “Equity Providers”), are entering into an equity commitment letter with Parent (each, an “Equity Funding Letter”) with respect to certain obligations of Parent and Merger Sub under this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of the Equity Providers is entering into a limited guaranty in favor of the Company (each, a “Guaranty” and collectively the “Guarantees”) with respect to certain obligations of Parent and Merger Sub under this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, the Rollover Investors are entering into a voting and support agreement (the “Voting Agreement”) with Parent;

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I
THE MERGER

1.01  The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the California Corporations Code (the “California Code”), Merger Sub shall be merged with and into the Company at the Effective Time.  At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

1.02  Closing.  The closing (the “Closing”) of the Merger shall take place at the offices of Morrison & Foerster LLP, 555 West Fifth Street, Los Angeles, California at 10:00 a.m. (Pacific time) on the later of (a) the third (3rd) Business Day following the satisfaction (or, to the extent permitted by Law, waiver) of the conditions set forth in Article VII (other than those that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions), and (b) the earlier of (i) any Business Day during the Marketing Period specified by Parent and (ii) the third (3rd) Business Day after the final day of the Marketing Period, or at such other time and date as shall be agreed upon in writing among Parent and the Company.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

1.03  Effective Time.  On the Closing Date or as soon as practicable thereafter, the parties hereto shall duly file with the Secretary of State of the State of California an agreement of merger (the “Agreement of Merger”), executed in accordance with the relevant provisions of the California Code, in substantially the form attached hereto as Exhibit A, and shall make all other filings or recordings required under the California Code.  If such Secretary of State requires any changes in the Agreement of Merger as a condition to filing or issuing a certificate to the effect that the Merger is effective, Merger Sub and the Company shall execute any necessary revisions incorporating such changes, provided, that such changes are not inconsistent with and do not result in any substantive change in the terms of this Agreement.  The Merger shall become effective at such time as the Agreement of Merger is duly filed with such Secretary of State or at such other time as Parent and the Company shall agree and specify in the Agreement of Merger (the time that the Merger becomes effective being the “Effective Time”).

1.04  Effects.  At and after the Effective Time, the effect of the Merger shall be as provided in this Agreement and the California Code.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

1.05  Articles of Incorporation and Bylaws.

(a)  The Articles of Incorporation of the Company (the “Company Articles”) shall be amended at the Effective Time to read in the form of Exhibit B and, as so amended, such Articles of Incorporation shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b)  The Bylaws of the Company (the “Company Bylaws”) shall be amended at the Effective Time to read in the form of Exhibit C and, as so amended, such Bylaws shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

1.06  Directors.  The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

1.07  Officers.  The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

ARTICLE II
EFFECT ON THE CAPITAL STOCK OF THE
CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

2.01  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(a)  Capital Stock of Merger Sub.  Each share of Class A common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of Class A common stock, no par value per share, of the Surviving Corporation.  Each share of Class B common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of Class B common stock, no par value per share, of the Surviving Corporation.  The shares of Class A common stock and the shares of Class B common stock shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b)  Cancelation of Treasury Stock and Parent-Owned Stock.  Each share of common stock, no par value per share, of the Company (the “Company Common Stock”) that is owned by the Company, Parent or Merger Sub, or any other direct or indirect wholly-owned subsidiary of Parent, immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.  For the avoidance of doubt, the shares of Company Common Stock contributed to Parent by the Rollover Investors pursuant to the Rollover Letter immediately prior to the Effective Time shall not be converted into the right to receive the Merger Consideration.

(c)  Conversion of the Company Common Stock.

(i)  Subject to Sections 2.01(b), 2.01(d) and 2.02(h), each issued and outstanding share of Company Common Stock shall be converted into the right to receive an amount in cash equal to $22.00, without interest (the “Offer Price”).

(ii)  The cash payable upon the conversion of shares of Company Common Stock pursuant to Section 2.01(c)(i) is referred to collectively as the “Merger Consideration”.  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate, or evidence of shares held in book-entry form, representing any such shares of Company Common Stock (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the per share amount of the Merger Consideration upon surrender of such Certificate in accordance with Section 2.02, without interest.

(d)  Dissenters’ Rights.  Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and has properly demanded dissenters’ rights in accordance with Chapter 13 of the California Code (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration.  At the Effective Time, holders of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive payment of the “fair market value” of such Dissenting Shares held by them in accordance with the provisions of such Chapter 13.  All Dissenting Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights under such Chapter 13 shall thereupon be deemed to have been converted into and to have become exchangeable for the right to receive the Merger Consideration, as of the Effective Time, without any interest thereon, upon surrender, in the manner provided in Section 2.01(c), of the Certificate or Certificates that formerly evidenced such Dissenting Shares.  The Company shall (i) serve prompt notice to Parent of any demands under such Chapter 13 and attempted withdrawals of such notices or demands and (ii) give Parent the opportunity to participate in and direct all negotiations, petitions and proceedings with respect to such demands.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (which may be given or withheld in its sole discretion), make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

2.02  Exchange of Certificates.

(a)  Paying Agent.  Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration upon surrender of Certificates.  Prior to or concurrently with the Effective Time, Parent shall, or shall cause the Surviving Corporation to, deposit with the Paying Agent to be held in trust for the benefit of holders of Certificates cash in an amount sufficient to pay the Merger Consideration pursuant to Section 2.01(c) for all outstanding shares of Company Common Stock (such cash being hereinafter referred to as the “Exchange Fund”).  Parent shall, or shall cause the Surviving Corporation to, promptly deposit additional funds with the Paying Agent in an amount equal to any deficiency in the amount required to make such payment.

(b)  Exchange Procedure.  Promptly (and in any event within five (5) Business Days) after the Effective Time, the Surviving Corporation or Parent shall cause the Paying Agent to mail to each holder of record of a Certificate that immediately prior to the Effective Time represented shares of Company Common Stock that were converted into the right to receive the Merger Consideration pursuant to Section 2.01, (i) a letter of transmittal (which shall be in customary form and have such other provisions as Parent and the Company shall reasonably agree and which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates, or affidavits of loss in lieu thereof as provided in Section 2.02(g), to the Paying Agent), and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration.  Upon surrender of a Certificate to the Paying Agent for cancelation, together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of Merger Consideration into which the shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 2.01, and the Certificate so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name the Certificate so surrendered is registered, if, upon presentation to the Paying Agent, such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of Merger Consideration, without interest, into which the shares of Company Common Stock theretofore represented by such Certificate have been converted pursuant to Section 2.01.  No interest shall be paid or accrue on the cash payable upon surrender of any Certificate.

(c)  No Further Ownership Rights in the Company Common Stock.  The Merger Consideration paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(d)  Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to holders of Company Common Stock for twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent and the Surviving Corporation (subject to abandoned property, escheat or similar Laws) as general creditors thereof with respect to the payment of its claim for Merger Consideration, without any interest thereon.

(e)  No Liability.  None of Parent, Merger Sub, the Company or the Paying Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate has not been surrendered prior to the date on which the Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate shall, to the extent permitted by applicable Law and immediately prior to such date, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(f)  Investment of Exchange Fund.  The Paying Agent shall invest any cash included in the Exchange Fund, as directed by Parent; provided, that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment.  Any interest and other income resulting from such investments shall be paid to, or as directed by, Parent.  In no event, however, shall such investment or any such payment of interest or income delay the receipt by holders of Certificates of the Merger Consideration or otherwise impair such holders’ rights hereunder.

(g)  Lost Certificates.  If any Certificate shall have been lost, stolen, defaced or destroyed, upon the making of an affidavit of that fact in form and substance reasonably satisfactory to Parent by the person claiming such Certificate to be lost, stolen, defaced or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable and customary amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay the Merger Consideration in respect of such lost, stolen, defaced or destroyed Certificate.

(h)  Withholding Rights.  Parent, the Surviving Corporation or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement (including any payments made pursuant to the Merger and any payments made in respect of the Dissenting Shares) to any holder of shares of Company Common Stock, RSUs, PSUs or Company Stock Options, such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law.  To the extent that amounts are so withheld and paid over to the appropriate Taxing authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Common Stock, RSUs, PSUs or Company Stock Options, as the case may be, in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

2.03  Company Stock Options.

(a)  At or prior to the Effective Time:

(i)  each Company Stock Plan shall terminate; and

(ii)  each Company Stock Option that is outstanding and unexercised (without regard to the exercise price of such Company Stock Option) as of immediately prior to the Effective Time, whether vested or unvested, shall (A) become fully vested and exercisable immediately prior to and contingent on the Closing and (B) be cancelled as of the Effective Time, subject, if applicable, to payment pursuant to Section 2.03(b).

(b)  Each holder of a Company Stock Option that is outstanding and unexercised as of immediately prior to the Effective Time, has an exercise price per share that is less than the per share Merger Consideration and is canceled pursuant to Section 2.03(a) shall be entitled to receive from the Surviving Corporation as soon as reasonably practicable after the Effective Time (but in any event no later than five (5) Business Days after the Effective Time) a cash amount equal to the Designated Consideration for each share of Company Common Stock then subject to the Company Stock Option (subject to applicable Tax withholding requirements and without interest).

For purposes of this Agreement, “Designated Consideration” means, with respect to any share of Company Common Stock issuable under a particular Company Stock Option, an amount equal to the excess, if any, of (i) the Merger Consideration per share of Company Common Stock over (ii) the exercise price payable in respect of such share of Company Common Stock issuable under such Company Stock Option.

(c)  Each Restricted Stock Unit under the Company Stock Plans (a “RSU”) that is outstanding as of immediately prior to the Effective Time shall be cancelled effective at the Effective Time and the holder thereof shall be entitled to receive from the Surviving Corporation as soon as reasonably practicable after the Effective Time (but in any event no later than five (5) Business Days after the Effective Time) a cash amount equal to the product of (i) the number of unforfeited shares of Company Common Stock then subject to the RSU, times (ii) the Merger Consideration per share of Company Common Stock (subject to applicable Tax withholding requirements and without interest).

(d)  Each Performance Stock Unit under the Company Stock Plans (a “PSU”) that is outstanding as of immediately prior to the Effective Time shall be cancelled effective at the Effective Time and the holder thereof shall be entitled to receive from the Surviving Corporation as soon as reasonably practicable after the Effective Time (but in any event no later than five (5) Business Days after the Effective Time) a cash amount equal to the product of (i) the number of unforfeited shares of Company Common Stock then subject to the PSU, times (ii) the Merger Consideration per share of Company Common Stock (subject to applicable Tax withholding requirements and without interest).

(e)  In this Agreement:

“Company Stock Option” means any option to purchase the Company Common Stock granted under any Company Stock Plan.

“Company Stock Plans” means the Company’s (i) 2010 Equity Incentive Plan, and (ii) 1996 Stock Option Plan.

2.04  Adjustments.  Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, reorganization, split, combination, exchange of shares or similar transaction, the Merger Consideration and the Merger Consideration payable per share of Company Common Stock shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, reorganization, split, combination, exchange of shares or similar transaction.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the Company SEC Documents filed with the SEC and publicly available after March 28, 2010 and prior to the date of this Agreement (the “Filed Company SEC Documents”) or (ii) the disclosure schedule delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub that:

3.01  Organization, Standing and Power.  Each of the Company and each of its subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction) and has full power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted, except where the failure to be so organized, existing or in good standing or have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Each of the Company and each Company Subsidiary is duly qualified or licensed to do business and is in good standing (to the extent the concept is recognized by such jurisdiction) in each jurisdiction where the nature of its business or its ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.02  Company Subsidiaries; Equity Interests.

(a)       All of the outstanding shares of capital stock of each Company Subsidiary (i) have been validly issued and are fully paid and nonassessable and (ii) are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock.

(b)  Except for its equity interests in the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, (i) any capital stock, joint venture interest or voting interest of any person or (ii) any other interest or participation that confers on the Company or any Company Subsidiary the right to receive (A) a share of the profits and losses of, or distributions of assets of, any other person or (B) any economic benefit or right similar to, or derived from, the economic benefits and rights occurring to holders of capital stock of any other person.

3.03  Capital Structure.

(a)  The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, no par value per share (the “Company Preferred Stock”, and, together with the Company Common Stock, the “Company Capital Stock”).  At the close of business on October 5, 2011 (the “Measurement Date”):

(i)  70,583,887 shares of Company Common Stock were issued and outstanding,

(ii)  2,590,967 shares of Company Common Stock were subject to outstanding Company Stock Options and

(iii)  no shares of Company Preferred Stock were issued or outstanding.

In addition, at the close of business on the Measurement Date, 18,000 shares of Company Common Stock were subject to outstanding RSUs and 380,912 shares of Company Common Stock were subject to outstanding PSUs.

Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock or other voting securities of the Company were issued or outstanding.

Except as set forth above, at the close of business on the Measurement Date, there were no Company Securities outstanding other than shares of capital stock of the Company Subsidiaries owned by the Company.

Since the Measurement Date, neither the Company nor any of the Company Subsidiaries has (1) issued, delivered or sold or committed to issue, deliver or sell any Company Common Stock or Company Securities, other than shares of Company Common Stock issued pursuant to (i) the Company Stock Options or (ii) the RSUs, and PSUs, in each case, (x) described in subsection (a) above that were outstanding as of the Measurement Date, and (y) in accordance with their terms as in effect on such date or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of its capital stock.  There are no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Securities.

(b)  There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Company Common Stock may vote (“Voting Company Debt”).

(c)  Except as set forth above, there are no (i) voting trusts, proxies or other Contracts to which the Company or any Company Subsidiary is a party or is bound with respect to the voting of any Company Securities, or (ii) Contracts to which the Company or any Company Subsidiary is a party or is bound restricting the transfer of, or requiring the registration for sale of, any Company Securities.

(d)  All outstanding shares of Company Common Stock are, and all shares of Company Common Stock subject to Company Stock Options that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not issued in violation of any options, rights of first refusal, rights of first offer, subscription rights, preemptive rights or similar rights under any provision of the California Code, the Company Articles, the Company Bylaws or any Contract to which the Company is a party or otherwise bound.

3.04  Authority; Execution and Delivery; Enforceability.

(a)  The Company has all requisite corporate power and authority to execute and deliver this Agreement.  The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and such authorization satisfies Section 310(a)(2) of the California Code, and no other corporate actions on the part of the Company are necessary to authorize this Agreement, subject, in the case of the Merger, to receipt of the Stockholder Approval.  The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes the Company’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except that such enforceability may be (i) limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general application relating to or affecting creditors’ rights generally and (ii) subject to general equitable principles (whether considered in a proceeding in equity or at law).

(b)  The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, acting upon the recommendation of the Special Committee, has, by unanimous vote of all directors (other than the Rollover Directors, who abstained) duly adopted resolutions (which resolutions have not been rescinded or modified) (i) approving and declaring advisable this Agreement and the Merger, (ii) determining that the terms of the Merger are fair to and in the best interests of the stockholders of the Company (other than the Rollover Investors and Parent and its affiliates to the extent that any of them own shares of Company Common Stock), and just and reasonable as to the Company, and (iii) subject to Section 5.04(b) and 5.04(c), resolving to recommend that the holders of the Company Common Stock approve the principal terms of this Agreement and the Agreement of Merger.

(c)  Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Sections 4.08 and 4.10, the only vote of holders of Company capital stock required pursuant to the California Code to approve the principal terms of this Agreement and the Merger is the affirmative vote by the holders of a majority of the outstanding shares of Company Common Stock (the “Stockholder Approval”).

(d)  No “control share acquisition,” “fair price,” “moratorium” or other state restriction on business combinations statute or similar Law is applicable to this Agreement or the Merger.

3.05      No Conflicts; Consents.

(a)  The execution and delivery by the Company of this Agreement do not, and the consummation by the Company of the Merger and compliance by the Company with the terms hereof will not, conflict with, or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, consent, termination, cancelation or acceleration of any obligation or loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Articles, the Company Bylaws or the comparable charter or organizational documents of any Company Subsidiary, (ii) any loan or credit agreement, debenture, contract, lease, license, indenture, note, bond, mortgage, agreement, concession, franchise or other obligation, commitment or instrument (a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or any Company Stock Plan or (iii) subject to the filings and other matters referred to in Section 3.05(b), any supranational, Federal, state, local or foreign judgment, injunction, order, writ, ruling or decree (“Judgment”) or any supranational, Federal, state, local or foreign statute, law (including, common law), code, ordinance, rule or regulation (“Law”) applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)  No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, notice to, or permit from, any supranational, Federal, state, local or foreign government or any court of competent jurisdiction, administrative, regulatory or other governmental agency, authority or commission, other governmental authority or instrumentality or any non-governmental self-regulatory agency, authority or commission, supranational, domestic or foreign (a “Governmental Entity”), is required to be obtained or made by the Company or any Company Subsidiary in connection with the execution, delivery and performance by the Company of this Agreement or the consummation of the Merger, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the filing with the SEC of (A) a proxy or information statement relating to the adoption of this Agreement by the Company’s stockholders (the “Proxy Statement”) and (B) such reports under Section 13 of the Exchange Act as may be required in connection with this Agreement and the Merger, (iii) the filing of the Agreement of Merger with the Secretary of State of the State of California and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) such filings as may be required in connection with the Taxes described in Section 6.09, (v) such filings as may be required under the rules and regulations of the New York Stock Exchange, and (vi) such other items that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

3.06  SEC Documents; Financial Statements; Undisclosed Liabilities.

(a)  The Company has filed or furnished, as applicable, in a timely manner, all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the SEC required to be so filed or furnished, as applicable, by the Company at or after March 28, 2010 under the Securities Act and the Exchange Act (such documents, together with any documents and information incorporated therein by reference and together with any documents filed during such period by the Company with the SEC on Current Reports on Form 8-K, the “Company SEC Documents”).

(b)  As of its respective date, each Company SEC Document filed on or after March 28, 2010 complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder applicable to such Company SEC Document, each as in effect on the date so filed.  As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), none of the Company SEC Documents filed on or after March 28, 2010 contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or which, individually or in the aggregate, would require an amendment, supplement or corrective filing of any such Company SEC Document.

(c)  The Company has made available to Parent (to the extent not otherwise publicly available) copies of all comment letters received from the SEC that (i) relate to the Company SEC Documents filed on or after March 29, 2008 or (ii) contain continuing obligations of the Company, and, in each case, all written responses of the Company thereto.  As of the date of this Agreement, there are no outstanding or unresolved comments in such comment letters.  The Company has not received any written notice from the SEC that any of the Company SEC Documents is the subject of any ongoing review by the SEC.

(d)  Each of the financial statements (including the related notes) of the Company included in the Company SEC Documents filed on or after March 28, 2010, complied at the time it was filed in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, has been prepared in accordance with generally accepted accounting principles applied on a basis consistent with the Company’s past practices (“GAAP”) (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).  Since March 28, 2010, the accounting books and records of the Company and the Company Subsidiaries have been maintained in all material respects in accordance with applicable legal and accounting requirements.

(e)  None of the Company or any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except liabilities and obligations (i) to the extent disclosed, reflected or reserved against in the most recent financial statements included in the Filed Company SEC Documents; (ii) related to the future performance in the ordinary course of business of any Contract entered into (x) prior to the date of the most recent financial statements included in the Filed Company SEC Documents, (y) in the ordinary course of business after such date, or (z) in connection with, and as contemplated by, this Agreement or the Merger; (iii) incurred or arising in the ordinary course of business since the date of the most recent financial statements included in the Filed Company SEC Documents; or (iv) that are in an amount not in excess of $15,000,000 in the aggregate (in the case of clauses (ii) and (iii), none of which (other than immaterial amounts) results from, arises out of, relates to, or was caused by any breach of Contract, breach of warranty, tort, infringement or violation of Law).

(f)  The Company has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act).  Such internal controls are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP.  Since March 28, 2010, the Company’s principal executive officer and its principal financial officer have disclosed, based on management’s evaluation in accordance with the requirements of Rule 13a-15 under the Exchange Act, to the Company’s auditors and the audit committee of the Company Board (i) all known significant deficiencies, if any, in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and have identified for the Company’s auditors any material weaknesses in internal controls, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

(g)  The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that transactions of the Company are being made only in accordance with the authorization of management and directors of the Company and that material information relating to the Company required to be disclosed in reports the Company files under the Exchange Act is recorded and made known to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

(h)  There are no pending (i) formal or, to the knowledge of the Company, informal investigations of the Company by the SEC, (ii) to the knowledge of the Company, inspections of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board or (iii) investigations by the Audit Committee of the Company Board regarding any complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls.

3.07  Information Supplied.  The Proxy Statement (including any amendment or supplement or document incorporated by reference) shall not, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Stockholders Meeting, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting or subject matter which has become false or misleading.  The Proxy Statement will comply in all material respects with the requirements of the Exchange Act.  Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on, and in conformity with, information supplied by or on behalf of Parent or Merger Sub in writing for inclusion or incorporation by reference in the Proxy Statement.

3.08  Absence of Certain Changes or Events.  From April 2, 2011 through the date of this Agreement, (i) there has not been any Event, change or occurrence that, individually or together with any other Event, change or occurrence, has had or would reasonably be expected to have a Company Material Adverse Effect, (ii) except in connection with this Agreement or as contemplated or permitted by this Agreement, the Company and each Company Subsidiary has conducted its respective business in all material respects only in the ordinary course of business and (iii) neither the Company nor any Company Subsidiary has taken any action which, if it had been taken or occurred after the execution of this Agreement, would have required the consent of Parent pursuant to clauses (i) through (xv) of Section 5.01 of this Agreement (except clause (xi)).

3.09  Taxes.

(a)  Each of the Company and each Company Subsidiary has timely filed, or has caused to be timely filed on its behalf, all material Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate in all material respects.  All Taxes shown to be due on such Tax Returns, or otherwise required to have been paid by the Company or any Company Subsidiary, have been paid or adequately reserved for in the most recent financial statements included in the Company SEC Documents.  There are no Liens for Taxes (other than Liens for Taxes not yet due and payable or being contested in good faith and adequately reserved for in the most recent financial statements included in the Company SEC Documents) on the assets of the Company or any Company Subsidiary.

(b)  No audit or other proceeding with respect to Taxes due from the Company or any Company Subsidiary, or any Tax Return of the Company or any Company Subsidiary, is pending, being conducted or asserted in writing by any Governmental Entity.  None of the Company or any Company Subsidiary is bound by any closing agreement or any similar Contract with any Governmental Entity relating to Taxes.

(c)  The Company has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(d)  None of the Company or any Company Subsidiary has been a beneficiary of or participated in any “listed transaction” described in Treasury Regulations Section 1.6011-4(b)(2) that was, is, or to the knowledge of the Company will be, required to be disclosed under Treasury Regulations Section 1.6011-4.

(e)  For purposes of this Agreement:

“Tax” or “Taxes” means any tax or duty or similar governmental fee, levy, assessment or charge, of any kind whatsoever, imposed by a Governmental Entity together with any penalties, additions to tax or additional amounts arising with respect to the foregoing, and any interest on any of the foregoing.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement in connection with the determination of or liability for any Tax that is required to be filed or is actually filed with a Governmental Entity in connection with the administration of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(f)  None of the Company or any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify under Section 355 of the Code or in a distribution that violates Section 355(d) or (e) of the Code in the five (5) years prior to the date of this Agreement.

(g)  None of the Company or any Company Subsidiary has any liability for the Taxes of any person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) other than as a result of being included in consolidated, combined, unitary or similar filings of a group of entities of which the Company was the common parent or (ii) under any Tax sharing agreement, Tax allocation agreement, Tax indemnity agreement or assumption or similar Contract relating to Taxes.

(h)  None of the Company or any Company Subsidiary has made, agreed to make, or,  to the knowledge of the Company, is required to make, any change in method of accounting previously used in any Tax Return filed by it, which change in method would require the Company or any Company Subsidiary to make an adjustment to its income pursuant to Section 481(a) of the Code (or any similar provision under any other state, local or foreign Tax Law) on any Tax Return for any taxable period that has not yet been filed, and no application is pending with any Governmental Entity requesting permission for the Company or any Company Subsidiary to make any change in any accounting method that would require such an adjustment.  None of the Company or any Company Subsidiary has made or agreed to make any adjustment under Section 482 of the Code (or similar provision under state, local or foreign Tax Law) or any Tax Return for any taxable period that not yet been filed.

(i)  None of the Company or any Company Subsidiary is subject to any Tax by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file a Tax Return.

(j)  All positions on any Tax Return of the Company or any Company Subsidiary that could subject the Company or any Company Subsidiary to a substantial understatement penalty under Code Section 6662 or any similar state, local or foreign Law have been disclosed.

3.10  Labor Relations.

(a)  As of the date hereof, neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement.  Since March 29, 2009 through the date hereof, none of the Company or any Company Subsidiary has experienced any material strikes, work stoppages, slowdowns, lockouts or, to the knowledge of the Company, union organization attempts, and, to the knowledge of the Company, there is no such item threatened against the Company or any Company Subsidiary.

(b)  There have been no material claims of harassment, discrimination, retaliatory acts or similar actions against any employee, officer, independent contractor or director of the Company or any Company Subsidiary in connection with Company activities at any time during the past three years and, to the knowledge of the Company, no such claims are threatened.  To the knowledge of the Company, none of the employment policies or practices of the Company or any Company Subsidiary are currently being audited or being investigated by any Governmental Entity.

(c)  Each individual who performs services for the Company or any Company Subsidiary and who is not treated as an employee under applicable Laws (including for Tax withholding purposes) by the Company or such Company Subsidiary is not an employee under applicable Laws (including for Tax withholding purposes) or for purposes of any Company Benefit Plan or Company Benefit Agreement.  Neither the Company nor any of the Company Subsidiaries has any material liability by reason of an individual who performs or performed services for the Company or any Company Subsidiary in any capacity being improperly excluded from participating in a Company Benefit Plan.  Each employee of the Company and the Company Subsidiaries has been properly classified as “exempt” or “non-exempt” under applicable Law.

3.11  Employee Benefits.

(a)  Schedule 3.11(a) of the Company Disclosure Schedule contains a list, as of the date hereof, of all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (“Company Pension Plans”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other Company Benefit Plans sponsored, maintained or contributed to by the Company or any Company Subsidiary or any other ERISA Affiliate for the benefit of any current or former employee or independent contractor of the Company or any Company Subsidiary or any other ERISA Affiliate.  Each Company Benefit Plan and Company Benefit Agreement has been administered in compliance with its terms and applicable Law and otherwise complies with applicable Law in all material respects.  The Company has made available to Parent true, complete and correct copies of (i) each Company Benefit Plan or other plan set forth in Schedule 3.11(a) of the Company Disclosure Schedule (or, in the case of any such Company Benefit Plan that is unwritten, a description thereof), (ii) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each such plan (if any such report was required), (iii) the most recent summary plan description for each such plan for which such summary plan description is required, (iv) each trust agreement and group annuity contract relating to any such plan, and (v) all filings during the past three years under the IRS’s Employee Plans Compliance Resolution System program, the Department of Labor Delinquent Filer Voluntary Correction Program or any other government correction program relating to any Company Benefit Plan, in each case, to the extent that such documents are in the Company’s possession.  Schedule 3.11(a) of the Company Disclosure Schedule contains a summary of all Company Stock Options, RSUs and PSUs outstanding under the Company Stock Plans as of the Measurement Date, specifying the name of each holder, the exercise price, the date of grant, and the number of vested and unvested (or non-forfeitable) Company Stock Options or other Company Securities, as applicable.

(b)  Schedule 3.11(b) of the Company Disclosure Schedule contains a list, as of the date hereof, of all material Company Benefit Agreements.  The Company has made available to Parent true, complete and correct copies of each material Company Benefit Agreement or a written description of each material Company Benefit Agreement not in writing.

(c)  All contributions required to be made to any Company Benefit Plan or Company Benefit Agreement (by applicable Laws, or under the terms of any Company Benefit Plan, Company Benefit Agreement or other Contract) and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan or Company Benefit Agreement, for all periods through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, are fully reflected on the financial statements included in the Filed Company SEC Documents.  The Company has complied in all material respects with the terms of each Company Benefit Plan and Company Benefit Agreement, and each Company Benefit Plan and Company Benefit Agreement has been administered in all material respects in compliance with its terms and with all applicable Laws.

(d)  Each Company Pension Plan intended to be tax-qualified for Federal income tax purposes is the subject of a favorable determination or opinion letter issued by the Internal Revenue Service to the effect that such Company Pension Plan is qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Internal Revenue Code of 1986, as amended (the “Code”), and no such determination or opinion letter has been revoked nor, to the knowledge of the Company, has revocation been threatened, nor has any such Company Pension Plan been amended since the date of its most recent determination or opinion letter or application therefor in any respect that would reasonably be expected to adversely affect its qualification or materially increase its costs.

(e)  No Company Benefit Plan or Company Benefit Agreement provides health benefits (whether or not insured) with respect to current or former employees or independent contractors (or any of their beneficiaries) of the Company or any Company Subsidiary after retirement or other termination of service (other than coverage or benefits (i) required to be provided under Part 6 of Title I of ERISA or any other similar applicable Law or (ii) the full cost of which is borne by the current or former employee or independent contractor (or any of their beneficiaries)).

(f)  None of the Company, any Company Subsidiaries, any ERISA Affiliate or any predecessor thereof contributes to, or has in the past six (6) years contributed to or had an obligation to contribute to, any Multiemployer Plan or benefit plan subject to Title IV of ERISA or Section 412 of the Code.

(g)  No proceeding has been asserted, instituted or, to the knowledge of the Company, threatened against any of the Company Benefit Plans (other than non-material routine claims for benefits and appeals of such claims), or, to the knowledge of the Company, in connection with such Company Benefit Plans, any trustee or fiduciaries thereof, any ERISA Affiliate, any current or former employee, officer, director, stockholder or other service provider of the Company or any Company Subsidiary, or any of the assets of any trust of any of the Company Benefit Plans.  To the knowledge of the Company, no “party in interest” or “disqualified person” (within the meaning of Section 3(14) of ERISA and Section 4975(e)(2) of the Code, respectively) has incurred or would reasonably be expected to incur any material liability in connection with any non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA with respect to any Company Benefit Plan.  No Company Benefit Plan is under, and neither the Company nor any Company Subsidiary has received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Entity, and no such completed audit, if any, has resulted in the imposition of any Tax or penalty.

(h)  Except as otherwise provided by this Agreement, the execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and compliance with the terms hereof, whether alone or in conjunction with any other event (including termination of employment), will not, (i) entitle any employee, officer or director of the Company or any Company Subsidiary to severance pay, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan or Company Benefit Agreement, (iii) result in any breach or violation of, or a default under, any Company Benefit Plan or Company Benefit Agreement or (iv) cause any amount to be received (whether in cash or property or the vesting of property) under any Company Benefit Plan or Company Benefit Agreement that would not be deductible by reason of Section 280G of the Code, which amount would be material to the Company.

(i)  Each Company Benefit Plan and Company Benefit Agreement that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) is and has been operated and administered in compliance with Section 409A of the Code in all material respects.  Neither the Company nor any Company Subsidiary has any indemnity obligation for Taxes imposed under Section 4999 or 409A of the Code.

(j)  As used in this Agreement, the term “Company Benefit Plan” means each Company Stock Plan, and each bonus, pension, profit sharing, deferred compensation, incentive compensation, retirement, vacation, severance, disability, death benefit, hospitalization, medical, workers compensation or other plan, program or arrangement that is sponsored, maintained or contributed to by the Company or any Company Subsidiary or to which the Company or any Company Subsidiary has any obligation to contribute for the benefit of any current or former employee, officer, independent contractor or director of the Company or any Company Subsidiary, other than (i) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA) (a “Multiemployer Plan”), (ii) any plan, program or arrangement mandated by applicable Law or (iii) any Company Benefit Agreement.  The term “Company Benefit Agreement” means each individual employment, severance or termination agreement between the Company or any Company Subsidiary and any current or former employee, officer, independent contractor or director of the Company or any Company Subsidiary, other than (x) any agreement mandated by applicable Law or (y) any Company Benefit Plan.  The term “ERISA Affiliate” means any entity that, together with the Company, would be treated, at any time within the past six years, as a single employer under Section 414 of the Code.

3.12  Litigation.  There is (a) no claim, suit, action or proceeding pending (other than routine, ordinary course litigation that is not, individually or in the aggregate, material) or, (b) to the knowledge of the Company, no material claim, suit, action or proceeding threatened, in each case, against the Company or any Company Subsidiary, and there is no material Judgment outstanding against the Company or any Company Subsidiary or any of their respective assets.  The Company has not received any written notification of, and, to the knowledge of the Company, there is no, investigation by any Governmental Entity involving the Company or any Company Subsidiary or any of their respective assets that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

3.13  Compliance with Applicable Laws.  Since March 29, 2009, neither the Company nor any Company Subsidiary has (a) been in material violation of or (b) been given written notice of or been charged with any material violation of, any Law or order of any Governmental Entity.  The Company and each Company Subsidiary has all permits, licenses, franchises, authorizations, approvals, concessions, qualifications, registrations, certifications, orders, waivers, variances and other authorizations (each, a “Permit”) necessary to own, lease and operate its assets and to conduct its business as presently conducted, except those the absence of which would not reasonably be expected to have a Company Material Adverse Effect.  Since March 29, 2009, there has occurred no material violation of, suspension, imposition of penalties or fines, imposition of additional conditions or requirements, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, material amendment or cancellation of, with or without notice or lapse of time or both, any such material Permit.  There is no event that, to the knowledge of the Company, would reasonably be expected to result in the revocation, cancellation or adverse modification of any such Permit that, individually or in the aggregate, would be reasonably expected to have a Company Material Adverse Effect.

3.14  Environmental Matters.

(a)        Except as disclosed in Schedule 3.14, (i) the Company and the Company Subsidiaries are, and have at all times been, in material compliance with all applicable Environmental Laws, (ii) during the 3-year period preceding the date hereof, none of the Company or any Company Subsidiaries has received any written communication alleging that the Company or any Company Subsidiary is in material violation of, or has any material liability under, any Environmental Law or Environmental Permit, (iii) to the knowledge of the Company, each of the Company and the Company Subsidiaries has obtained and is operating in material compliance with all Environmental Permits, (iv) there is no material claim, suit, action or proceeding relating to environmental matters that is pending, or to the knowledge of the Company, threatened against the Company or any Company Subsidiary, and (v) since March 29, 2009, there has been no Release by the Company or any Company Subsidiary of any Hazardous Material at, on, in, under, to or from any real property currently or, during the period of ownership, lease or operation by the Company or any Company Subsidiary, formerly owned, leased or operated by the Company or any Company Subsidiary that would reasonably be expected to result in material liability under any Environmental Law for the Company or any Company Subsidiary.

(b)  For purposes of this Agreement, (i) the term “Hazardous Material” means any (A) chemical, material, substance or waste that in relevant form, quantity or concentration is regulated under any Environmental Law, but excludes typical types and quantities of office and janitorial supplies properly and safely maintained in compliance with applicable Environmental Law, (B) biohazardous material, or (C) petroleum product, derivative or by-product, radon, urea formaldehyde foam insulation, polychlorinated biphenyls, radioactive materials or toxic mold; (ii) the term “Environmental Law” means any Law or Judgment relating to pollution, contamination or the cleanup, protection or restoration of the environment, natural resources or human health, as it relates to the exposure to Hazardous Material, including the storage, handling or Release of Hazardous Materials; (iii) the term “Environmental Permit” means any Permit required under any applicable Environmental Law for the Company or the Company Subsidiaries to conduct their respective businesses as currently conducted; and (iv) the term “Release” means any release, spill, leak, discharge, disposal, migration or emission of a Hazardous Material into, onto or through the environment (including ambient air, surface water, ground water, land surface or subsurface strata).

(c)  The Company and the Company Subsidiaries have provided to Parent all material environmental reports, agreements, audits, studies, investigations, Environmental Permits, and other written, material environmental information in its custody, possession or control dated or delivered on or after March 28, 2008 concerning the Company, any Company Subsidiary, their respective businesses and operations, or any real property currently or formerly owned, leased, or operated by the Company or any Company Subsidiary.

3.15  Properties.

(a)  Except as would not reasonably be expected to result in a material expense or liability to the Company or any Company Subsidiary or otherwise interfere in any material respect with the conduct of their respective businesses being conducted on the date hereof, the Company and the Company Subsidiaries have good, valid and marketable title to, or valid leasehold interests in or other comparable contract rights in or relating to all personal properties that are material to the Company’s business on a consolidated basis, and all such personal properties, other than personal properties in which the Company or any Company Subsidiary has a leasehold interest or other comparable contract right, are free and clear of all Liens, except (i) Liens for Taxes not yet due and payable, that are payable without penalty or that are being contested in good faith and for which adequate reserves have been recorded, (ii) Liens for assessments and other governmental charges or landlords’, carriers’, warehousemen’s, mechanics’, repairmen’s, workers’ and similar Liens incurred in the ordinary course of business, (iii) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or in the ordinary course of business to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations and (iv) Liens that are not reasonably likely to adversely interfere in a material way with the current use of the properties or assets encumbered thereby (collectively, “Permitted Liens”).

(b)  Except as would not reasonably be expected to result in a material expense or liability to the Company or any Company Subsidiary or otherwise interfere in any material respect with the conduct of their respective businesses being conducted on the date hereof:

(i)           (x) the Company or a Company Subsidiary has good and marketable fee simple title to, and holds a policy of title insurance (which policy of title insurance, to the knowledge of the Company, is valid and effective) on, all of the real property owned by the Company or any of the Company Subsidiaries (the “Owned Real Property”), free and clear of all Liens (other than Permitted Liens), (y) neither the Company nor any Company Subsidiary has leased or otherwise granted to any person the right to use or occupy all or any material portion of such Owned Real Property, and (z) neither the Company nor any Company Subsidiary has granted any outstanding options, rights of first refusal, rights of first offer or other third party rights to purchase such Owned Real Property or any material portion thereof,

(ii)           to the knowledge of the Company, the Company or a Company Subsidiary has a good and valid leasehold or other occupancy interest in all real property subject to a Company Lease (such leased real property, together with the Owned Real Property, the “Real Property”), free and clear of all Liens (other than Permitted Liens), and each Company Lease is valid, binding and enforceable on the Company or the Company Subsidiary, as the case may be, and, to the knowledge of the Company, each other party thereto and is in full force and effect, except for those Company Leases that pursuant to their terms have expired or been terminated (other than termination by one party to a Company Lease for breach by another party to such Company Lease), and except that such enforceability may be (i) limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general application relating to or affecting creditors’ rights generally and (ii) subject to general equitable principles (whether considered in a proceeding in equity or at law),

(iii)           none of the Company or any of the Company Subsidiaries has received written notice of any default under any Company Lease, which default continues on the date of this Agreement, and to the knowledge of the Company, there is no event that with the giving of notice or the passage of time would constitute a default under any Company Lease,

(iv)           to the knowledge of the Company, all buildings, facilities, structures and fixtures included in the Real Property (giving due account to the age and length of use of same, ordinary wear and tear excepted) are in good operating condition and repair (except for ordinary, routine maintenance and repairs that are not material in nature or cost), and

(v)           to the knowledge of the Company, there are no pending or threatened (i) appropriation, condemnation, eminent domain or like proceedings related to the Real Property or (ii) proceedings to change the zoning classification, variance, special use, or other applicable land use law of any portion of the Real Property.

In this Agreement, “Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or any Company Subsidiary leases, subleases, licenses, uses or occupies (in each case as tenant, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property, all of which are set forth on Schedule 3.15(b)(ii) of the Company Disclosure Schedule.  Schedule 3.15(b)(i) of the Company Disclosure Schedule lists the addresses and use of all Owned Real Property.

(c)  The Company has provided Parent with a copy of the most recent ALTA survey and owner’s policy of title insurance procured by the Company or the applicable Company Subsidiary for each Owned Real Property and a true, correct and complete copy of each Company Lease, together with all amendments and other agreements related thereto, to the extent such documents are in the possession of the Company or any Company Subsidiary or the Company has reasonable access to the same.

3.16  Intellectual Property.

(a)  (i) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company or the Company Subsidiaries own or have the right to use all Intellectual Property necessary for or used in the operation of the business of the Company and the Company Subsidiaries as currently conducted (the “Company Intellectual Property”); (ii) to the knowledge of the Company, none of the material items of Company Intellectual Property owned by the Company or any Company Subsidiary has been misappropriated by the Company or any Company Subsidiary, or is infringing upon the Intellectual Property rights of any third party; (iii) to the knowledge of the Company, all patents, registered trademarks and registered copyrights owned by the Company or any Company Subsidiary are valid and subsisting; (iv) all of the Contracts (“Material Inbound IP Agreements”) pursuant to which the Company or any Company Subsidiary has received a license or sub-license with respect to any material item of Intellectual Property (excluding any commercial off-the-shelf software products) and material Contracts (“Material Outbound IP Agreements”) pursuant to which the Company or any Company Subsidiary has licensed to any third parties the right to use any material item of the Company’s issued patents, registered trademarks, domain names and registered copyrights and pending applications for patents, trademarks and copyrights and other Intellectual Property owned by (as opposed to licensed to) the Company or any Company Subsidiary (other than customer agreements entered into in the ordinary course of business) are valid and binding agreements on the Company; (v) neither the Company nor any Company Subsidiary is in default under any Material Inbound IP Agreement; (vi) to the knowledge of the Company, no third party is in default under any Material Outbound IP Agreement; and (vii) to the knowledge of the Company, there is no proceeding pending that challenges the legality, validity, enforceability or ownership of any items of the Company’s owned Intellectual Property.  The Company and each Company Subsidiary has taken steps that are customary and reasonable in its industry to protect and preserve the confidentiality of all trade secrets and other confidential information of the Company and the Company Subsidiaries, except to the extent that the failure to take such steps has not had a Company Material Adverse Effect.

(b)  For purposes of this Agreement, “Intellectual Property” means anywhere in the world (i) patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, reexaminations and extensions thereof), (ii) trademarks, service marks and trade names, together with any registrations and applications in connection therewith and goodwill associated therewith, (iii) copyrights and any registrations and applications in connection therewith, (iv) trade secrets and know-how, (v) rights to use web site domain names, and (vi) computer software, and all documentation and program architecture associated therewith.

(c)  Except as would not reasonably be expected to result in a material liability to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries have (i) complied with all applicable Laws relating to the privacy and personal information of, and the protection of data provided to the Company by, its current and prospective employees, independent contractors and customers and all other individuals about whom the Company has handled personal information, (ii) treated all such information in accordance with reasonable standard data security measures and its own published privacy policies and statements, and (iii) contractually bound each contractor that has had access to such information to requirements substantially similar to those set forth in this Section 3.16(c).  Neither the Company nor any Company Subsidiary has suffered a breach of personal information that was required to be reported to a data subject or a data owner or licensee pursuant to any applicable Laws, except as would not reasonably be expected to result in a material liability to the Company and the Company Subsidiaries, taken as a whole.

3.17  Contracts.

(a)       Except for this Agreement and except for Contracts filed as exhibits to the Filed Company SEC Documents, as of the date of this Agreement, none of the Company or any of the Company Subsidiaries is a party to any of the following:

(i)  any Contract that would be required to be (A) filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or (B) disclosed by the Company pursuant to Item 303(a)(5) of such Regulation;

(ii)     any Contract containing covenants that restrict the ability of the Company or any of the Company Subsidiaries (or that, following the consummation of the Merger, would restrict the ability of the Surviving Corporation or its affiliates) to compete in any business or geographic area or with any person, except to the extent such Contracts are immaterial to the conduct of the business of the Company and the Company Subsidiaries taken as a whole;

(iii)     any Contract for the acquisition, sale, lease (including operating leases) or license of properties or assets (by merger, purchase or sale of assets or stock or otherwise) for consideration in excess of $5,000,000 per annum or $10,000,000 in the aggregate (x) entered into since March 28, 2010 or (y) with respect to which the Company or any Company Subsidiary has material continuing obligations;

(iv)     any Contract relating to indebtedness for borrowed money in excess of $5,000,000 (whether incurred, assumed, guaranteed or secured by any asset) or under which the Company or any Company Subsidiary has, directly or indirectly, made any loan, capital contribution to, or other investment in, any person (other than by the Company or any Company Subsidiary to or in the Company or any Company Subsidiary) that is still outstanding, other than extensions of credit to customers in the ordinary course of business and investments in marketable securities and cash management activities in the ordinary course of business;

(v)     any Contract that (A) involves payments by or to the Company or any of the Company Subsidiaries, of more than $5,000,000 in any twelve-month period or $10,000,000 in the aggregate, (B) is a material joint venture, partnership, strategic alliance, teaming or other similar agreement, (C) involves any material future performance by the Company or a Company Subsidiary in connection with a Judgment or a settlement agreement or similar agreement, (D) contains any standstill or similar restriction binding on the Company or any Company Subsidiary (or that, following the consummation of the Merger, would be binding on the Surviving Corporation or any of its affiliates), (E) contains continuing indemnification or “earn-out” obligations of the Company or any Company Subsidiary that could reasonably be expected to result in payments of more than $5,000,000 in any twelve-month period or $10,000,000 in the aggregate, (F) is a Related Party Contract or (G) requires any payment to be made by the Company or any Company Subsidiary (whether currently or in the future) as the result of this Agreement or the consummation of the Merger (but for the avoidance of doubt not including any payments to be made pursuant to the Financing or the Rollover Investment).

Each such Contract of the type described in clauses (i) through (v) (other than those referred to in clause (v)(G)) is referred to herein as a “Material Contract”.

(b)  Each of the Material Contracts is valid, binding and enforceable on the Company or the Company Subsidiaries, as the case may be, and, to the knowledge of the Company, each other party thereto and is in full force and effect, except for those Material Contracts that have expired or been terminated pursuant to their terms and except for such failures to be valid, binding or enforceable or to be in full force and effect as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and except that such enforceability may be (i) limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general application relating to or affecting creditors’ rights generally and (ii) subject to general equitable principles (whether considered in a proceeding in equity or at law).  Since March 28, 2010, each of the Company and the Company Subsidiaries has complied in all material respects with the terms and conditions of the Material Contracts.  Neither the Company nor any Company Subsidiary is (with or without notice or lapse of time, or both) in material violation, breach or default thereunder.  Since March 28, 2010, neither the Company nor any Company Subsidiary has waived or failed to enforce any material rights or material benefits under any of the Material Contracts, which waiver or failure to enforce (i) would be reasonably likely to result in a Company Material Adverse Effect or (ii) applies (or will apply) to any other material rights or benefits thereunder.  To the knowledge of the Company, no other party to any of the Material Contracts is (with or without notice or lapse of time, or both) in violation, breach or default thereunder, and there has occurred no event giving to others (with or without notice or lapse of time, or both) any right of termination, amendment or cancellation of any Material Contract or any license thereunder, except as would not be reasonably likely to result in a Company Material Adverse Effect.

3.18  Brokers.  Neither the Company nor any Company Subsidiary nor any of their respective directors, officers, employees or agents has employed any broker, finder or financial advisor or incurred any liability payable by the Company or any Company Subsidiary for any brokerage fees, commissions, finder’s fees, financial advisor’s fees or other similar fees in connection with the Merger, except that the Company has employed the Financial Advisor as its financial advisor, whose fees will be paid by the Company.  The maximum amount of such fees (based on the Offer Price), and all indemnification and other obligations continuing after the Closing (contingent or otherwise) of the Company or any of the Company Subsidiaries to, or under any Contract with, the Financial Advisor are set forth in Section 3.18 of the Company Disclosure Schedule.

3.19  Opinion of Financial Advisor.  The Company Board and the Special Committee have received the written opinion of Lazard Freres & Co. LLC (the “Financial Advisor”) to the effect that, as of the date thereof and based on and subject to the limitations and assumptions set forth therein, the consideration to be received in the Merger by the holders of Company Common Stock (other than as set forth in such opinion) is fair to such holders from a financial point of view, which opinion satisfies the requirements of Section 1203 of the California Code and a signed copy of which will be furnished to Parent promptly after the execution of this Agreement.

3.20  Insurance.  The Company has provided Parent with true, correct and complete copies of each material insurance policy to which the Company or any Company Subsidiary is a party, an insured, or a beneficiary, or that provides coverage to any director, officer or employee of the Company or any Company Subsidiary in such capacity (an “Insurance Policy”).  All Insurance Policies: (i) are valid, outstanding, and enforceable; (ii) are issued by an insurer that has an AM Best Insurance rating of “A-” or better; (iii) will continue in full force and effect following the consummation and performance of the transactions contemplated hereby; and (iv) do not provide for any retrospective premium adjustment or other experience-based liability.  Neither the Company nor any Company Subsidiary has received: (i) any refusal of insurance coverage or any notice that a defense will be afforded with reservation of rights since March 29, 2009; or (ii) any notice of cancellation or any other indication that any Insurance Policy is no longer in full force and effect or will not be renewed or that the issuer of any Insurance Policy is not willing or able to perform its obligations thereunder.  The Company and the Company Subsidiaries have paid all premiums due, and otherwise performed their obligations, under each Insurance Policy, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any Company Subsidiary has received any notice of any material planned or proposed increases in the premiums or other adverse change in the terms of any Insurance Policy.

3.21  Interested Party Transactions.  Other than compensation payable to officers and directors and employee expense reimbursement obligations, no Related Party to the knowledge of the Company (a) has any material interest (other than passive ownership of not more than 3% of the outstanding common stock of any public company) in (i) any property or assets necessary for the conduct of, or material property or assets used in, the business of the Company or any Company Subsidiary or (ii) any supplier, distributor or customer of the Company or any Company Subsidiary, (b) has any Contract with the Company or any Company Subsidiary or (c) is a creditor or debtor of the Company or any Company Subsidiary.

3.22  Supplier Relationships.  Schedule 3.22 sets forth a complete and correct list of the ten largest suppliers of the Company and the Company Subsidiaries measured by dollar of purchases for fiscal year 2011, including the suppliers’ names and the amount of purchases for such period.  None of the Company or any Company Subsidiary has received any notice that any such supplier (other than any supplier that is not a recurring supplier) intends to terminate or materially change the method of calculating pricing or other terms of business or materially reduce the amount of business with the Company and the Company Subsidiaries.

3.23  Inventory. All items included in all inventories of the Company and the Company Subsidiaries, wherever located, consist of a quality and quantity usable and saleable in the ordinary course of business, except to the extent written down or reserved against in the Company’s financial statements included in the Filed Company SEC Documents.  The inventories (other than goods in transit) of the Company and each Company Subsidiary are located on the premises of the Company or a Company Subsidiary.  All inventories are valued in the financial statements included in the Filed Company SEC Documents in accordance with GAAP.  Inventories that were purchased after the date of the most recent financial statements included in the Filed Company SEC Documents were purchased in the ordinary course of business.

3.24  Foreign Corrupt Practices Act.  None of the Company or any Company Subsidiary or, to the knowledge of the Company, any of their affiliates or any other persons acting on their behalf has, in connection with the operation of their respective businesses, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable, supranational foreign, federal or state law, (ii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts, or (iii) materially violated or operated in material noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign laws and regulations.

3.25  No Other Representations and Warranties.  The Company acknowledges and agrees that (a) it has conducted its own independent investigation of Parent and Merger Sub (b) except for the representations and warranties set forth in Article IV or in any certificate delivered pursuant to Section 7.03, neither Parent nor Merger Sub, nor any of their respective stockholders or Representatives, nor any other person, has made or is making to the Company any other representation or warranty, express or implied, with respect to Parent or Merger Sub or any other matter, including with respect to any information provided or made available to the Company, and (c) except for the representations and warranties set forth in Article IV or in any certificate delivered pursuant to Section 7.03, it has not been induced by or relied upon any representation, warranty or other statement, express or implied, made by Parent or Merger Sub or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or other Representatives or any other person.  Neither Parent nor Merger Sub, nor any of their respective stockholders or Representatives, will have or be subject to any liability to the Company or any Company Subsidiary or any other person as a result of the delivery, dissemination or any other distribution to the Company or any Company Subsidiary or their respective stockholders or Representatives, or the use by the Company or any Company Subsidiary or their respective stockholders or Representatives on the Company’s behalf of any information or other material provided or made available to the Company or any Company Subsidiary or their respective stockholders or Representatives in anticipation or contemplation of this Agreement or the Merger, in each case, in the absence of fraud.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

4.01  Organization, Standing and Power.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction) and has full corporate power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted, except where the failure to be so organized, existing or in good standing or have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.  Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing (to the extent the concept is recognized by such jurisdiction) in each jurisdiction where the nature of its business or its ownership, leasing or operation of its properties make such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

In this Agreement, the term “Parent Material Adverse Effect” means any change, event, circumstance, development or occurrence that, individually or in the aggregate, prevents or materially delays Parent or Merger Sub from performing its obligations under this Agreement in any material respect or from consummating the Merger or that is otherwise materially adverse with respect to the ability of Parent or Merger Sub to timely perform any of their obligations hereunder in any material respect.

4.02  Merger Sub.

(a)  Since the date of its incorporation, Merger Sub has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b)  The authorized capital stock of Merger Sub consists of 100 shares of common stock, all of which have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Lien.

(c)  As of the date hereof and at the Effective Time, substantially all of the outstanding capital stock of Parent, if any, will be owned by the Equity Providers and their respective affiliates.

4.03  Authority; Execution and Delivery; Enforceability.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Merger.  The execution and delivery by each of Parent and Merger Sub of this Agreement and the consummation by it of the Merger have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate actions on its part are necessary to authorize this Agreement.  Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except that such enforceability may be (i) limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general application relating to or affecting creditors’ rights generally and (ii) subject to general equitable principles (whether considered in a proceeding in equity or at law).

4.04  No Conflicts; Consents.

(a)  The execution and delivery by each of Parent and Merger Sub of this Agreement do not, and the consummation by Parent and Merger Sub of the Merger and compliance by Parent and Merger Sub with the terms hereof will not, conflict with, or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, consent, termination, cancelation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of Parent’s subsidiaries under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, any provision of (i) the charter or organizational documents of Parent, Merger Sub or any of Parent’s subsidiaries, (ii) any Contract to which Parent or any of Parent’s subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.04(b), any Judgment or Law applicable to Parent or any of Parent’s subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b)  No Consent of, or registration, declaration or filing with, notice to, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Parent or any of Parent’s subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Merger, other than (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of such reports under Section 13 of the Exchange Act as may be required in connection with this Agreement and the Merger, (iii) the filing of the Agreement of Merger with the Secretary of State of the State of California, (iv) such filings as may be required in connection with the Taxes described in Section 6.09, (v) such filings as may be required under the rules and regulations of the New York Stock Exchange and (vi) such other items that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

4.05  Information Supplied.  None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in (i) the Rule 13E-3 transaction statement on Schedule 13E-3 relating to this Agreement (as amended or supplemented from time to time and including any document incorporated by reference therein, the “Schedule 13E-3”) will, at the time that such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders, or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omits to state any material fact necessary in order to make the statements therein not misleading.

4.06  Brokers.  Except as set forth in Schedule 4.06 of the Parent Disclosure Schedule delivered to the Company on the date hereof (the “Parent Disclosure Schedule”), neither Parent nor Merger Sub nor any of its officers, directors, employees or agents has employed any broker, finder or financial advisor or incurred any liability for any brokerage fees, commissions, finder’s fees, financial adviser’s fees or other similar fees in connection with the Merger.

4.07  Absence of Litigation.  As of the date hereof, there is no claim, suit, action or proceeding pending or, to the knowledge of Parent, threatened against Parent or any of its affiliates that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, and there is no Judgment outstanding against Parent or any of its affiliates or any of their respective assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.  Parent has not received any written notification of, and to the knowledge of Parent there is no, investigation by any Governmental Entity involving Parent or any of its affiliates or any of their respective assets that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

4.08  Ownership of Company Common Stock.  None of Parent or Merger Sub or any of their controlled affiliates, or any Equity Provider, owns (directly or indirectly, beneficially or of record) any Company Common Stock or holds any rights to acquire or to direct the voting of any Company Common Stock, except pursuant to the Merger as provided in this Agreement or the Voting Agreement.

4.09  Financing.

(a)  Parent has delivered to the Company correct and complete copies of:

(i)           an executed Equity Funding Letter from each Equity Provider to invest, subject to the terms and conditions therein, cash in the aggregate amount set forth therein (the “Equity Financing”),

(ii)           an executed rollover commitment letter (the “Rollover Letter”) from the Rollover Investors (as defined in the Rollover Letter) (collectively, the “Rollover Investors”) to contribute to Parent, subject to the terms and conditions therein, the amount of Company Common Stock set forth therein (the “Rollover Investment”), and

(iii)           an executed commitment letter (together with any fee letters related thereto) (provided that such fee letters may be redacted in a form reasonably satisfactory to the Financing Sources), (the “Debt Commitment Letter” and, together with the Equity Funding Letters, the “Financing Letters”) from the financial institution or institutions identified therein (the “Debt Providers”) to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein (collectively, the “Debt Financing” and, together with the Equity Financing, collectively referred to as the “Financing”).

As of the date hereof, none of the Equity Funding Letters, the Rollover Letter or Debt Commitment Letter has been amended or modified, no such amendment or modification is contemplated by Parent, and the respective obligations and commitments contained in such letters have not been withdrawn or rescinded in any respect.  The existence or exercise of the “flex” provisions contained in one or more fee letters with respect thereto shall not constitute an amendment or modification of the Debt Commitment Letter.  Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Equity Funding Letters and the Debt Commitment Letter that are payable on or prior to the date hereof.  Assuming (i) the Financing is funded in accordance with the Equity Funding Letters and the Debt Commitment Letter, as applicable, (ii) the accuracy of the representations and warranties set forth in Article III and (iii) the performance by the Company of its obligations hereunder, the net proceeds contemplated by the Equity Funding Letters and Debt Commitment Letter will, as of the date hereof, together with available Company cash, cash equivalents and marketable securities (based on the most recent balance sheet contained in the Filed Company SEC Documents), in the aggregate be sufficient for Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration and any other amounts required to be paid by Parent or Merger Sub in connection with the consummation of the Merger, including all amounts payable pursuant to Section 2.03, and all related fees and expenses.

(b)  As of the date hereof, the Financing Letters are in full force and effect and are the valid, binding and enforceable obligations of Parent, Merger Sub and, to the knowledge of Parent in the case of the Debt Commitment Letter, the other parties thereto (except as such enforceability may be (i) limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general application relating to or affecting creditors’ rights generally and (ii) subject to general equitable principles (whether considered in a proceeding in equity or at law)).  As of the date of this Agreement, to the knowledge of Parent, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the knowledge of Parent, any other parties thereto, under the Equity Funding Letters or the Debt Commitment Letter.  As of the date of this Agreement, Parent is not aware of any fact, occurrence or condition that makes any of the assumptions or statements set forth in the Financing Letters inaccurate in any material respect, nor does it have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub on or before the date of the Closing; provided that Parent is not making any representation regarding the accuracy of the representations and warranties (i) set forth in Article III or compliance by the Company with its obligations hereunder or (ii) of the Rollover Investors set forth in the Rollover Letter or compliance by the Rollover Investors of their obligations hereunder.  The Financing Letters contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms therein, and there are no other conditions or contingencies related to the funding of the full amount of the Financing.  As of the date hereof, there are no side letters or other Contracts, arrangements or understandings to which Parent or any of its affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing (other than the Financing Letters and the Rollover Letter), except for any customary sponsor and engagement letters in respect of the Financing that do not impact the availability, conditionality or amount of the Financing.

(c)  None of Parent, Merger Sub, any Equity Provider or any of their respective affiliates has entered into any Contract prohibiting any bank or investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any person in connection with a transaction relating to the Company or the Company Subsidiaries; provided, that Parent, Merger Sub or their respective affiliates may require such parties to use different individuals and implement ethical walls and other similar procedures in connection with other transactions relating to the Company or the Company Subsidiaries.

4.10  Absence of Certain Agreements.  Except (a) for the Rollover Letter and the Voting Agreement or (b) as set forth on Schedule 4.10, as of the date hereof, there are no Contracts to which any of Parent, Merger Sub, the Equity Providers or any of their respective controlled affiliates is party (i) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to adopt or approve or otherwise to support this Agreement or the Merger or agrees to vote against any Company Takeover Proposal; (ii) except pursuant to the Equity Funding Letters, pursuant to which any third party (other than equity owners of the Equity Providers) has committed to provide equity capital to Parent or the Company to finance in whole or in part the Merger; or (iii) pursuant to which any member of the Company Board or any Rollover Investor or any of their immediate family members (1) has agreed to (x) remain as an employee of the Company or any Company Subsidiary following the Effective Time (other than pursuant to any existing Contracts with the Company or any Company Subsidiary), (y) contribute or roll over any shares of Company Common Stock or Company Stock Options to the Company or any Company Subsidiary or Parent or any of its affiliates or (z) receive any capital stock of the Company or any Company Subsidiary (other than pursuant to any existing employment Contracts with the Company or any Company Subsidiary) or Parent, or (2) otherwise is entitled to benefits in connection with this Agreement or the Merger.

4.11  Solvency.  Neither Parent nor Merger Sub is entering into the Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent, the Company or any Company Subsidiary.  To the knowledge of Parent, based on information available to Parent, assuming (i) satisfaction of the conditions to Parent’s obligation to consummate the Merger, (ii) the accuracy of the representations and warranties of the Company set forth in Article III (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” set forth therein), and (iii) any estimates, projections or forecasts of the Company and its Subsidiaries provided by the Company in management presentations have been prepared in good faith based upon assumptions that were and continue to be reasonable, then, after giving effect to the Merger, including the payment of the aggregate Merger Consideration and all payments under Section 2.03, all related fees and expenses, and all other amounts required to be paid in connection with the consummation of the Merger, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the Merger.

For the purposes of this Agreement, the term “Solvent,” when used with respect to any person, means that, as of any date of determination, (a) the amount of the “fair value” of the “property” of such person will, as of such date, exceed the value of all “debts,” as of such date, as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the insolvency of debtors, (b) such person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or about to be engaged following such date, and (c) such person will be able to pay its liabilities, including contingent and other liabilities, as they mature.

4.12  Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.  In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations.  Parent and Merger Sub acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub will have no claim against the Company or any Company Subsidiary, or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or other Representatives, with respect thereto.

4.13  Access to Information; No Other Representations and Warranties.  Each of Parent and Merger Sub acknowledges and agrees that (x) it has (i) had an opportunity to discuss the business and affairs of the Company and the Company Subsidiaries with and to ask questions of the management of the Company, (ii) had access to the books and records of the Company and the Company Subsidiaries, and (iii) conducted its own independent investigation of the Company and the Company Subsidiaries and their respective businesses, (y) except for the representations and warranties set forth in Article III or in any certificate delivered pursuant to Section 7.02, neither the Company nor any Company Subsidiary, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or other Representatives, nor any other person, has made or is making to Parent or Merger Sub any other representation or warranty, express or implied, with respect to the Company or any Company Subsidiary or any other matter, including with respect to any information provided or made available to Parent or Merger Sub, and (z) except for the representations and warranties set forth in Article III or in any certificate delivered pursuant to Section 7.02, it has not been induced by or relied upon any representation, warranty or other statement, express or implied, made by the Company or any Company Subsidiary or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or other Representatives or any other person.  Neither the Company nor any Company Subsidiary, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or other Representatives, will have or be subject to any liability to Parent or Merger Sub or any other person as a result of the delivery, dissemination or any other distribution to Parent, Merger Sub or their respective stockholders, directors, officers, employees, affiliates or other Representatives, or the use by Parent, Merger Sub or their respective stockholders, directors, officers, employees, affiliates or other Representatives on the behalf of Parent or Merger Sub of any information or other material provided or made available to Parent, Merger Sub or their respective stockholders, directors, officers, employees, affiliates or other Representatives in anticipation or contemplation of this Agreement or the Merger, in each case, in the absence of fraud.

4.14  Guarantees.  Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Guarantees.  Each Guaranty is in full force and effect and is the valid, binding and enforceable obligation of the Equity Provider party thereto, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Equity Provider under such Guaranty.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS

5.01  Conduct of Business.  Except for matters set forth in Section 5.01 of the Company Disclosure Schedule, as otherwise expressly required by this Agreement, as required by Law or Judgment, or as consented to by Parent (which consent may be given or withheld in its sole discretion), from the date of this Agreement until the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct their respective businesses in all material respects in the ordinary course of business and use commercially reasonable efforts to preserve intact their current business organization and keep and preserve their present relationships with Governmental Entities, key employees, officers, customers, suppliers, and others having business dealings material to the Company.  In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01 of the Company Disclosure Schedule or as otherwise expressly required by this Agreement, or as required by Law or Judgment, from the date of this Agreement until the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, directly or indirectly do any of the following without the prior written consent of Parent (which consent may be given or withheld in its sole discretion):

(i)  (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or any other Company Security, other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent, or (B) adjust, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any Company Securities or other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(ii)  purchase, redeem or otherwise acquire any Company Securities or any other securities of the Company or any Company Subsidiary or any rights, warrants or options to acquire any such securities (except pursuant to the forfeiture of Company Stock Options or the acquisition by the Company of shares of Company Common Stock in settlement of the exercise price of a Company Stock Option or the Tax withholding obligations of holders of Company Stock Options and other Company Securities, in each case in accordance with their terms as in effect on the date of this Agreement or on the date of grant in accordance with this Section 5.01);

(iii)  issue, deliver, sell, pledge or grant (A) any shares of its capital stock or other Company Securities, (B) any Voting Company Debt or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants, calls or rights to acquire, any such shares, Voting Company Debt, voting securities or convertible or exchangeable securities or (D) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than (1) the issuance of Company Common Stock upon the exercise of Company Stock Options and the vesting of RSUs and PSUs outstanding on the date of this Agreement in accordance with their present terms and (2) the issuance of Company Common Stock as required pursuant to any Company Benefit Plan or Company Benefit Agreement or other written agreement as in effect on the date of this Agreement;

(iv)  amend the Company Articles, the Company Bylaws or other comparable charter or organizational documents of any Company Subsidiary;

(v)  acquire or agree to acquire by merging or consolidating with, by purchasing all or a substantial equity or voting interest in, or by purchasing all or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, in each case where such acquisition involves in excess of $5,000,000;

(vi)  (A) grant to any executive officer or director of the Company or any Company Subsidiary any increase in compensation, (B) grant to the employees of the Company or any Company Subsidiary, generally, any increase in compensation other than increases in the ordinary course of business that are not material in the aggregate, (C) grant to any current or former executive officer or director of the Company or any Company Subsidiary any increase in severance or termination pay, (D) enter into any severance or termination agreement with any such executive officer or director, (E) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or other labor contract or Company Benefit Plan or (F) take any action to accelerate any rights or benefits, or make any material determinations, under any Company Benefit Plan, except, in the case of the foregoing clauses (A)-(F), as required pursuant to the terms of any Company Benefit Plan, Company Benefit Agreement or other Contract as in effect on the date of this Agreement; provided, that the foregoing clauses (A)- (F) shall not restrict the Company or any of the Company Subsidiaries from entering into or making available to newly hired employees or to employees (other than executive officers of the Company or any Company Subsidiary), in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business, plans, agreements, benefits and compensation arrangements (including incentive grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

(vii)  (A) make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except as may be required by a change in GAAP, or (B) except as may be required by GAAP, write down any of its material assets;

(viii)  (A) repurchase, prepay, incur or modify in any material respect any indebtedness or guarantee any such indebtedness of another person, except for (1) advances of credit incurred under the Company’s existing credit facilities in the ordinary course of business to finance working capital needs, (2) short-term borrowings incurred in the ordinary course of business to finance working capital needs, and (3) indebtedness solely involving the Company and any of its direct or indirect wholly owned subsidiaries, (B) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (C) make any loans, advances or capital contributions to, or investments in, any other person, other than (x) to any direct or indirect wholly owned subsidiary of the Company, (y) advances to employees in respect of travel or other related ordinary expenses or in the ordinary course of business, advances of expenses to officers and directors as permitted by the Company Bylaws and any indemnification agreements to which the Company is a party, and advances to employees (other than the Company’s officers and directors) in the ordinary course of business in amounts not exceeding $5,000 on an individual basis and $100,000 in the aggregate and (z) investments in marketable securities and other cash management activities in the ordinary course of business;

(ix)  make or agree to make any capital expenditure or expenditures, or incur any obligations or liabilities in connection therewith, that in the aggregate are in excess of the aggregate amount set forth in Schedule 5.01(ix) of the Company Disclosure Schedule;

(x)  make or change any material Tax election, adopt or change any material accounting method or period in respect of Taxes, file any material amended Tax Return or settle or compromise any material Tax liability or refund;

(xi)  (A) enter into, amend, extend or terminate in a manner that is adverse to the Company, or (B) waive, release or assign any material rights or claims under (x) any Material Contract (other than any expiration of such Material Contract in accordance with its terms), (y) any Contract that would have been deemed to be a Material Contract if entered into prior to the date hereof or (z) any Contract or series of related Contracts for the sale, lease (including operating leases) or license of property or assets for consideration or requiring payments in excess of $5,000,000 in any twelve-month period or $10,000,000 in the aggregate (in the case of this clause (z), other than purchase orders entered into in the ordinary course of business, which together with all related purchase orders do not require payments in excess of $5,000,000 in any twelve-month period or $10,000,000 in the aggregate);

(xii)     convene any special meeting (or any adjournment thereof) of the stockholders of the Company, other than the Company Stockholders Meeting and any meeting called by the stockholders of the Company in accordance with the Company’s bylaws;

(xiii)  sell, lease, license, sell and lease back, mortgage or otherwise subject to any Lien or otherwise dispose of or abandon any of its properties or assets, except for sales, licenses or dispositions of assets in the ordinary course of business and Permitted Liens;

(xiv)  (A) pay, discharge, settle or satisfy any action, litigation, claim or arbitration for an amount greater than $1,000,000, (B) cancel any material indebtedness or affirmatively waive any claims or rights of material value or (C) waive any material benefits of, or agree to modify in any material manner, any confidentiality, standstill or similar agreement to which the Company or any Company Subsidiary is a party;

(xv)  adopt or implement a plan of complete or partial liquidation or a dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary; or

(xvi)  authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

5.02  Control of the Operations.  Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the Company’s operations prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms of this Agreement, complete control and supervision of its and the Company Subsidiaries’ operations.

5.03  Other Agreements.  Parent and Merger Sub shall keep the Company reasonably updated on the status of any discussions or negotiations regarding any Contracts that are between Parent, Merger Sub, the Equity Providers or any of their respective controlled affiliates, on the one hand, and any director of the Company or Rollover Investor or any of their immediate family members or entities created for their benefit, on the other hand, that relate to the Company, any Company Subsidiary, this Agreement or the Merger.  After the date hereof and prior to the Effective Time, none of Parent, Merger Sub, the Equity Providers or any of their respective controlled affiliates shall enter into any such Contract with any director of the Company or Rollover Investor or any of their immediate family members or entities created for their benefit other than (a) the Rollover Letter, the Voting Agreement and the Contracts disclosed on the Schedules hereto and (b) Contracts that are on terms that could have been obtained in arm’s length dealings with another person, or amend, affirmatively waive or release any material rights under or modify in any material respect any such Contracts existing as of the date hereof or entered into after the date hereof, other than in the case of Contracts described in clause (b) for such amendments, waivers, releases and modifications as could have been obtained in arm’s length dealings with another person.

5.04  Permitted Solicitation.

(a)  Limitations on Solicitations and Negotiations.  From the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, shall cause each Company Subsidiary and each director and officer of the Company or any Company Subsidiary not to, and shall use its reasonable best efforts to cause each employee, consultant, agent, financial advisor, attorney, accountant and other representative (together with officers and directors, collectively, “Representatives”) of the Company or any Company Subsidiary not to, and shall not authorize any Representative to, directly or indirectly, (i) solicit, initiate or encourage or take any other action knowingly to facilitate or cause the submission of, or enter into any Contract relating to, any Company Takeover Proposal, or the making of any inquiry, proposal or offer that would reasonably be expected to lead to a Company Takeover Proposal, (ii) enter into, continue, conduct, maintain or otherwise participate in any discussions or negotiations regarding, furnish to any person any information with respect to, or otherwise cooperate in any way with any person with respect to, any Company Takeover Proposal or inquiry with respect thereto or (iii) amend or grant any waiver or release under, or, in the case of the Company and the Company Subsidiaries, fail to use its commercially reasonable efforts to enforce, any standstill or similar Contract with respect to any capital stock of the Company or any Company Subsidiary.  Effective as of the date hereof, (A) the Company shall and shall direct its Representatives to, and shall cause the Company Subsidiaries to and direct their Representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any person conducted heretofore with respect to any Company Takeover Proposal or inquiry with respect thereto, and (B) the Company shall (i) terminate access by each such person and its Representative to any online or other data rooms containing information in respect of the Company or any Company Subsidiary and (ii) promptly request from such persons the return or destruction of all confidential information previously furnished in connection therewith.  Without limiting the generality of the foregoing, the Company agrees that any failure to comply with the restrictions set forth in this Section 5.04(a) by any of the Company’s affiliates or Representatives shall be deemed to be a breach by the Company of this Section 5.04(a).  Restrictions on consultants, agents, financial advisors, accountants and other Representatives set forth in this Section 5.04(a) (other than the directors, officers, employees and affiliates of the Company) do not apply to such persons to the extent such persons are not acting on behalf of or for the benefit of the Company or any Company Subsidiary.

Permitted Actions.  Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Stockholder Approval, subject to compliance with Section 5.04(d), the Company and its Representatives may, in response to a bona fide written Company Takeover Proposal or request for information or inquiry that contemplates or that the Company believes could reasonably be expected to lead to a Company Takeover Proposal that (1) was made or renewed after the date hereof and did not result from a breach of this Section 5.04(a), and (2) the Company Board or the Special Committee determines in good faith, after consultation with its outside legal counsel and its independent financial advisor of nationally recognized reputation, constitutes or could reasonably be expected to lead to a Superior Company Proposal, (A) provide access or furnish information with respect to the Company and the Company Subsidiaries to the person making such Company Takeover Proposal, request or inquiry and its Representatives pursuant to an Acceptable Confidentiality Agreement and (B) enter into, conduct or otherwise participate in discussions or negotiations (including solicitation of a revised Company Takeover Proposal) with such person and its Representatives regarding such or any other Company Takeover Proposal, in the case of each of clause (A) and (B), if the Company Board or the Special Committee has determined, acting reasonably and in good faith, after giving due consideration to the written opinion of its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board or the Special Committee to the Company’s stockholders under applicable Laws.  The Company shall concurrently provide Parent with all non-public information regarding the Company that has not previously been provided to Parent that is provided by the Company to any person making such Company Takeover Proposal.  In addition, if Parent requests such opinion in connection with  litigation against the Company in which such determination is or may be subject to dispute, then the Company will provide to Parent a copy of such written opinion of its outside legal counsel, provided, that Parent shall have stipulated that delivery of such opinion to Parent does not constitute a waiver by the Company or any members of the Company Board or Special Committee of any applicable attorney-client privilege with respect to the subject matter of such opinion.

The term “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in any respect to the Company than those contained in the Confidentiality Agreement.

The term “Company Takeover Proposal” means any proposal or offer (whether or not in writing) to acquire in any manner, directly or indirectly, in one transaction or a series of related transactions, including by way of a tender offer, exchange offer, merger, consolidation, recapitalization, liquidation, spin-off, share exchange, sale, lease, contribution, partnership, joint venture, other business combination or similar transaction involving the Company or any Company Subsidiary, (i) 20% or more of the outstanding shares of any class of capital stock of the Company or (ii) 20% or more of the consolidated total assets of the Company or such assets to which 20% or more of the Company’s revenues or earnings are attributable, other than the Merger.

The term “Superior Company Proposal” means any bona fide written offer made by a third party after the date hereof that did not result from a breach of Section 5.04(a) that (i) if consummated, would result in such person’s (or in the case of a direct merger between such person and the Company, such person’s stockholders’) acquiring, directly or indirectly, by itself, fifty percent (50%) or more of the outstanding shares of Company Common Stock or fifty percent (50%) or more of the consolidated total assets of the Company, (ii) provides a higher per share value to the Company’s stockholders than the Merger Consideration, (iii) does not contain any condition with respect to the receipt of financing, and (iv) the Company Board or the Special Committee determines in good faith (after consultation with its outside legal counsel and independent financial advisor of nationally recognized reputation) is more favorable to the holders of Company Common Stock (other than the Rollover Investors and Parent and its affiliates to the extent that any of them own shares of Company Common Stock) than the Merger and this Agreement (taking into account any binding changes to the terms of this Agreement proposed by Parent in response to such Superior Company Proposal pursuant to Section 5.04(c)), and is reasonably likely to be completed in a timely fashion, in each case, taking into account all financial, regulatory (including antitrust), legal and other aspects of such proposal as the Special Committee (or Company Board) determines to be relevant.

(b)  Limitations on Changes in Recommendation and Agreements.  Neither the Company Board nor any committee thereof shall (i) (A) withdraw, qualify or modify in a manner adverse to Parent or Merger Sub, or propose publicly to withdraw, qualify or modify in a manner adverse to Parent or Merger Sub, the (x) recommendation by the Company Board or any such committee of this Agreement or the Merger or (y) approval by the Company Board and any such committee thereof of this Agreement or the Merger (the “Board Approval”) or (B) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal or resolve or agree to take any such action (any action described in clause (i)(A)(x) being referred to herein as an “Adverse Recommendation Change”), or (ii) cause the Company or any Company Subsidiary to enter into any Contract, letter of intent, memorandum of understanding, term sheet, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or other agreement relating to, or that would reasonably be expected to lead to, any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.04), or resolve, agree, approve, recommend or publicly propose to take any such action.

(c)  Permitted Changes and Termination.  Notwithstanding anything in this Agreement to the contrary, prior to obtaining the Stockholder Approval, the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee may:

(x) effect an Adverse Recommendation Change solely in response to (i) an Intervening Event or (ii) a Superior Company Proposal, if, in either case, the Company Board or the Special Committee has determined, acting reasonably and in good faith, after giving due consideration to the written opinion of its outside legal counsel, and after consulting with its independent financial advisor of nationally recognized reputation, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board or the Special Committee to the Company’s stockholders under applicable Law; provided, that, the Company shall provide Parent with no less than four (4) Business Days’ prior written notice (an “Adverse Recommendation Change Notice”) of its intent to effect an Adverse Recommendation Change (which notice shall include all the information and materials required to be included with a Superior Proposal Notice as described in clause (y) below, and which may be given concurrently with a Superior Proposal Notice), and, if Parent requests such opinion in connection with litigation against the Company in which such determination is or may be subject to dispute, then the Company will provide to Parent a copy of such written opinion of its outside legal counsel, provided, that Parent shall have stipulated that delivery of such opinion to Parent does not constitute a waiver by the Company or any members of the Company Board or Special Committee of any applicable attorney-client privilege with respect to the subject matter of such opinion, or

(y)  in response to a Superior Company Proposal, resolve to accept such Superior Company Proposal and cause the Company to terminate this Agreement pursuant to Section 8.01(d)(iii), if the Company Board or the Special Committee determines, acting reasonably and in good faith, after giving due consideration to the written opinion of its outside legal counsel, and after consulting with its independent financial advisor of nationally recognized reputation, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board or the Special Committee to the Company’s stockholders under applicable Law (and, if Parent requests such opinion in connection with litigation against the Company in which such determination is or may be subject to dispute, then the Company will provide to Parent a copy of such written opinion of its outside legal counsel, provided, further, that Parent shall have stipulated that delivery of such opinion to Parent does not constitute a waiver by the Company or any members of the Company Board or Special Committee of any applicable attorney-client privilege with respect to the subject matter of such opinion); provided, that no termination of this Agreement pursuant to Section 8.01(d)(iii) may be made unless (1) the Company Board or the Special Committee shall have first provided written notice to Parent that it is prepared to terminate this Agreement pursuant to Section 8.01(d)(iii) (a “Superior Proposal Notice”), which notice shall include (A) the identity of the person making such Company Takeover Proposal and (B) copies of all draft agreements (and any other material written material relating to such Company Takeover Proposal) provided to the Company or its Representatives in connection with such Company Takeover Proposal (it being understood and agreed that the delivery of such notice shall not, in and of itself, be deemed to be an Adverse Recommendation Change) (and which notice may be given concurrently with the notice described in clause (x) above), and (2) during the four (4) Business Day period following delivery of such notice or of an Adverse Recommendation Change Notice (the “Negotiation Period”), the Company and its Representatives shall negotiate, at Parent’s request, in good faith with Parent and its Representatives regarding any revisions to the terms of the Merger proposed by Parent.  Any purported termination of this Agreement contemplated by the preceding sentence shall be void and of no effect unless the Company termination is in accordance with Section 8.01(d)(iii) and the Company pays Parent the Company Termination Fee in accordance with Section 8.03 prior to or concurrently with such termination.  If Parent has in good faith proposed to the Company revisions to the terms of this Agreement during the Negotiation Period, the Company shall, during any remaining portion of the Negotiation Period (or for such longer period as the Company, in its sole discretion, shall elect), negotiate in good faith with Parent and its Representatives (so long as Parent and its Representatives are negotiating in good faith) regarding any such revisions.  Any changes to the financial terms or other material terms or conditions of such Superior Company Proposal occurring prior to the Company’s terminating this Agreement pursuant to Section 8.01(d)(iii) shall require the Company to provide to Parent a new Adverse Recommendation Change Notice or Superior Proposal Notice and a new period of three (3) Business Days and, in determining whether to effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(d)(iii), the Company Board shall take into account any such changes.

Notwithstanding anything to the contrary contained in this Section 5.04 and regardless of whether an Adverse Recommendation Change has occurred, unless this Agreement is terminated in accordance with Section 8.01, neither the Company Board nor any committee thereof shall withdraw the Board Approval.

(d)  Notice to Parent.  The Company shall, as promptly as possible and in any event within twenty-four (24) hours after the receipt by the Company, the Company Board or the Special Committee thereof, advise Parent of (i) its receipt after the date hereof of any Company Takeover Proposal or request for information or inquiry that expressly contemplates, or that the Company believes could reasonably be expected to lead to, a Company Takeover Proposal and (ii) (A) the material terms and conditions of such Company Takeover Proposal (including the identity of the person making any such Company Takeover Proposal) and (B) copies of all draft agreements (and any other material written material relating to such Company Takeover Proposal) provided to the Company or its Representatives in connection with any such Company Takeover Proposal.  The Company shall keep Parent reasonably apprised of any related material developments, discussions and negotiations related to any such Company Takeover Proposal (including any subsequent material change to the financial terms or other material terms or conditions thereof).

(e)           Required Disclosure.  Nothing contained in this Section 5.04 or elsewhere in this Agreement shall prohibit the Company from (i) complying with Rule 14d-9, Rule 14e-2(a), or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or Section 1203 of the California Code or any other Law requiring disclosure with respect to any Company Takeover Proposal or (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board or the Special Committee, after consultation with outside counsel, failure so to disclose would be inconsistent with its fiduciary duties under applicable Law; provided, that (i) this Section 5.04(e) shall not affect the obligations of the Company, the Company Board and any committee thereof under Sections 5.04(a), 5.04(b) and 5.04(c) and (ii) the issuance of a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) shall not be deemed to constitute a violation of Section 5.04(a) or 5.04(b).

(f)           Authority.  Actions to be taken or that may be taken by the Special Committee pursuant to this Section 5.04 also may be taken by the Company Board, upon the recommendation of the Special Committee, or if the Special Committee is no longer in existence.  Actions to be taken or that may be taken by the Company Board or the Company pursuant to this Section 5.04 may be taken by the Special Committee on behalf of the Company Board or the Company.

ARTICLE VI
ADDITIONAL AGREEMENTS

6.01         Preparation of Proxy Statement; Stockholders Meeting.

(a)           The Company shall (i) as soon as reasonably practicable (and in any event within two Business Days) after the SEC confirms that it has no further comments on the Proxy Statement or the Schedule 13E-3, duly call, establish a record date for and give notice of, and thereafter as soon as reasonably practicable convene and hold, a meeting of its stockholders (including any adjournment or postponement thereof, the “Company Stockholders Meeting”) solely for the purpose of seeking the Stockholder Approval and any other matters required to facilitate the Merger and, (ii) through the Company Board, recommend to its stockholders that they give the Stockholder Approval (except to the extent that the Company Board or the Special Committee shall have withdrawn or modified its approval or recommendation of this Agreement or the Merger as permitted by, and in accordance with the terms of, Section 5.04).  Subject to Section 5.04, the Company shall use its reasonable best efforts to obtain the Stockholder Approval (including, at the request of Parent, postponing or adjourning the Company Stockholders Meeting for up to an aggregate of twenty (20) Business Days to obtain a quorum or solicit additional proxies).  The Company may, following consultation with Parent, adjourn or postpone the Company Stockholders Meeting: (i) so long as required by Law or Judgment, (ii) for up to an aggregate of twenty (20) Business Days to the extent necessary to ensure that any supplement or amendment to the Proxy Statement determined by the Company to be necessary or advisable under applicable Law is provided to the stockholders of the Company no less than a reasonable amount of time in advance of the Company Stockholders Meeting, and (iii) for up to an aggregate of twenty (20) Business Days if, as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) and voting in favor of the approval of the principal terms of the Agreement or to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting.  Notwithstanding anything to the contrary contained in this Agreement, unless the Agreement is terminated in accordance with Section 8.01, the Company shall convene and hold the Company Stockholders Meeting for the purpose of seeking the Stockholder Approval and any other matters required to facilitate the Merger.

(b)           As promptly as reasonably practicable (and in any event within twelve (12)  Business Days) after the execution of this Agreement, the Company shall prepare the Proxy Statement and file it with the SEC and the Company and Parent shall jointly prepare and file the Schedule 13E-3 with the SEC and the Company and Parent shall cooperate with each other in connection with the preparation of the foregoing.  The Company and Parent shall use commercially reasonable efforts to respond as promptly as reasonably practicable to any comments received from the SEC or its staff concerning the Proxy Statement or the Schedule 13E-3 and the Company shall cause the Proxy Statement to be mailed to its stockholders as promptly as reasonably practicable after the resolution of any such comments.  The parties shall notify each other promptly upon receipt by such party (including any affiliate of such party) of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement or the Schedule 13E-3 and shall supply each other with copies of all correspondence between the party (including any affiliate of such party) or any of its Representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement or the Schedule 13E-3.

(c)           Without limiting the generality of the foregoing, each of Parent and Merger Sub shall cooperate with the Company in connection with the preparation and filing of the Proxy Statement, including promptly furnishing to the Company in writing upon request any and all information relating to it as may be reasonably required to be set forth in the Proxy Statement under applicable Law, and each party shall cooperate with the other parties in connection with the Schedule 13E-3.  Parent shall ensure that all information supplied by it for inclusion (or incorporation by reference) in the Proxy Statement and the Schedule 13E-3 will not, on the date the Proxy Statement is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting or filed with the SEC (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  Prior to filing or mailing the Proxy Statement, filing the Schedule 13E-3 or filing any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each party shall provide the other with a reasonable opportunity to review and comment on such document or response and shall include in such document or response comments reasonably proposed by the other party.  The Company shall use its reasonable best efforts to ensure that the Proxy Statement (i) will not, on the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) will comply as to form in all material respects with the applicable requirements of the Exchange Act.  Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

(d)           At the Company Stockholders Meeting, Parent will vote, or cause to be voted, in favor of approval of the principal terms of this Agreement and the Merger, all shares of Company Common Stock beneficially owned by it, either of the Equity Providers or any of their respective controlled affiliates or the voting of which any of them has a right to direct.

6.02         Access to Information; Confidentiality.  Upon reasonable prior written notice, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and to its Representatives reasonable access during normal business hours during the period prior to the Effective Time to all of their properties, offices, personnel and books and records and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, furnish promptly to Parent all financial, operating and other data, documents and information concerning its business, properties and personnel as Parent may reasonably request; provided, that any such access shall not interfere unreasonably with the business or operations of the Company or the Company Subsidiaries or otherwise result in any unreasonable interference with the prompt and timely discharge by such employees of their normal duties, and provided, further, that Parent and its Representatives shall coordinate all such access through the Financial Advisor or one or more Company employees as the Company may designate.  None of the Company or any Company Subsidiary shall be required to (i) provide access to or to disclose information where such access or disclosure would reasonably be expected to result in the loss of the attorney-client privilege of the Company or the Company Subsidiaries (provided, that the Company shall use its reasonable efforts to allow for such access or disclosure in a manner that would not reasonably be expected to jeopardize the attorney-client privilege) or contravene any Law, Judgment or binding agreement entered into prior to the date of this Agreement or (ii) provide access to or to disclose such portions of documents or information relating to pricing or other matters that are highly sensitive where such access or disclosure is reasonably likely to result in antitrust difficulties for the Company or any of its affiliates (provided, that the Company shall provide such access or disclosure to any third party identified by Parent pursuant to procedures reasonably required by the Company).  Until the Effective Time, all information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement, dated as of May 18, 2011, between the Company and Parent (or an affiliate of Parent) (the “Confidentiality Agreement”), and Parent shall comply with, and cause its Representatives to comply with, the terms thereof.

6.03         Reasonable Best Efforts; Notification.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transaction contemplated by this Agreement, including using reasonable best efforts with respect to (i) obtaining all necessary actions or non-actions, waivers, Consents, qualifications and approvals from Governmental Entities and making all necessary registrations, filings and notifications and taking all reasonable steps as may be necessary to obtain an approval, clearance, non-action letter, waiver or exemption from any Governmental Entity (including under the HSR Act); (ii) obtaining all necessary consents, qualifications, approvals, waivers or exemptions from non-governmental third parties; (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (iv) executing and delivering any additional documents or instruments necessary to consummate the Merger and to carry out this Agreement.  For the avoidance of doubt, the Company and its Representatives shall not be prohibited under this Section 6.03 from effecting an Adverse Recommendation Change in accordance with Section 5.04(b) and 5.04(c); provided that any such Adverse Recommendation Change shall not affect the obligations of the Company under this Agreement, including under this Section 6.03.

(b)           Without limiting the foregoing, each of the Company, Parent and Merger Sub shall use its reasonable best efforts to make as promptly as practicable (and in any event within fifteen (15) Business Days after the date hereof) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger and as promptly as practicable additionally to make any other required submissions under the HSR Act that the Company or Parent determines should be made, in each case with respect to the Merger, and take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(c)          The Company, Parent and Merger Sub shall cooperate with each other in connection with the making of all such filings, including furnishing to the others such information and assistance as a party may reasonably request in connection with its preparation of any filing or submission that is necessary or allowable under applicable competition or other Law or requested by any competition authorities.  The Company, Parent and Merger Sub shall use their respective reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Law (including all information required to be included in the Company’s disclosure documents) in connection with the Merger.  To the extent permitted by applicable Law or any relevant Governmental Entity, and subject to all applicable privileges, including the attorney client privilege, each party hereto shall (i) give the other parties hereto prompt notice upon obtaining knowledge of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Merger, (ii) keep the other parties hereto informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iii) promptly inform the other parties hereto of any material communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice, any foreign competition authority or any other Governmental Entity regarding the Merger and (iv) consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals to be made or submitted by or on behalf of any party hereto, including reasonable access to any materials submitted in connection with any proceedings under or relating to the HSR Act or any other applicable Federal, state or foreign competition, merger control, antitrust or similar Law, including any proceeding under 16 C.F.R. § 803.20. In addition, except as may be prohibited by any Governmental Entity or by any Law, each party hereto will permit authorized Representatives of the other parties to be present at each meeting or telephone conference with representatives of any Governmental Entity relating to any such material request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such request, inquiry, investigation, action or proceeding, except for those of a purely ministerial nature.

(d)           Any party may, as it deems advisable and necessary, designate any competitively sensitive material provided to the other parties under this section as “outside counsel only.”  Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient, unless express written permission is obtained in advance from the source of such materials.

(e)           Without limiting any other obligations of Parent and the Company hereunder, Parent and the Company shall respond to and seek to resolve as promptly as practicable any objections asserted by any Governmental Entity with respect to the Merger or any other transaction contemplated by this Agreement, shall defend any action, suit, dispute, litigation, proceeding, hearing, arbitration or claim by or before any Governmental Entity or any arbitrator or arbitration panel, whether judicial or administrative, whether brought by private parties or Governmental Entities or officials, challenging this Agreement or the consummation of the Merger or any other transaction contemplated by this Agreement, and use reasonable best efforts to take any and all other such steps necessary to avoid or eliminate each and every impediment and obtain all consents required from any Governmental Entity, in each case so as to enable the Effective Time to occur as soon as practicable and in any event no later than the Walk-Away Date.  The required actions by Parent hereunder shall include acceptance by Parent of (i) any and all divestitures of the businesses or assets of it or its subsidiaries or affiliates or of the Company or any of the Company Subsidiaries, (ii) any agreement to hold any assets of Parent or its subsidiaries or affiliates or of the Company or any of the Company Subsidiaries separate, (iii) any agreement to license any portion of the business of Parent or its subsidiaries or affiliates or of the Company or any of the Company Subsidiaries, and (iv) any limitation to or modification of any of the businesses, services or operations of Parent or its subsidiaries or affiliates or of the Company or any of the Company Subsidiaries, in each case as may be required by any applicable Governmental Entity or any arbitrator or arbitration panel in order to obtain approval for the Merger and the other transactions contemplated by this Agreement, and in each case Parent shall cause its subsidiaries or affiliates to effect such actions.

(f)           Without limiting the generality of the foregoing, Parent and Merger Sub shall not, and shall cause the Equity Providers and their respective controlled affiliates not to, enter into any transaction that is subject to the HSR Act if such transaction would reasonably be expected to materially delay the termination of the applicable waiting period under the HSR Act for the Merger.

(g)           Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall, to the extent permitted by applicable Law and any relevant Governmental Entity and subject to all privileges (including the attorney client privilege), promptly (and in any event within two (2) Business Days) notify the other party in writing of:

(i)            the receipt by such person of any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger and a copy of such notice or communication, if the failure to obtain such consent would be material to the Company (with respect to notices and communications received by the Company) or Parent or Merger Sub (with respect to notices and communications received by Parent or Merger Sub);

(ii)           the receipt by such person of any material notice or other communication from any Governmental Entity in connection with the Merger;

(iii)          any actions, suits, claims, investigations or proceedings commenced or, to such person’s knowledge, threatened against, relating to or involving or otherwise affecting such person or any of its subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed by such person pursuant to any of such person’s representations and warranties contained herein, or that relate to such person’s ability to consummate the Merger; or

(iv)          any inaccuracy of any representation or warranty of such person contained in this Agreement at any time during the term hereof that would reasonably be likely to cause any of the conditions set forth in Article VII not to be satisfied;

provided, that, in any event, the failure to deliver any such notice shall not affect any of the conditions set forth in Article VII.

6.04         Financing.

(a)           Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall, and shall cause each of the Equity Providers to, take or cause to be taken all actions and do or cause to be done all things necessary, proper or advisable to obtain the Equity Financing, and use its reasonable best efforts to obtain the Debt Financing, in each case, on the terms, and subject to the conditions, set forth in the Financing Letters.  Parent and Merger Sub shall be permitted to amend or modify, or waive any provision under, or supplement or replace in whole or in part (including through co-investments or by financing from one or more additional parties), the Financing Letters or the Rollover Letter; provided, that Parent and Merger Sub shall not effect any such amendment, modification, waiver, supplement or replacement without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed) if such amendment, modification, waiver, supplement or replacement:

(1)           with respect to the Financing Letters, reduces (or could have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount);

(2)           with respect to the Financing Letters, has the effect of expanding, amending or modifying the Marketing Period in a manner that would reasonably be expected to delay or prevent the funding of the Financing (or satisfaction of the conditions to the Financing);

(3)           with respect to the Rollover Letter, (x) increases the number of shares of Company Common Stock to be contributed thereby, (y) provides for a consideration per share of Company Common Stock contributed that exceeds the consideration per share of Company Common Stock being contributed pursuant to the Rollover Letter as in effect on the date hereof or (z) is prohibited by Section 5.03;

(4)           imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing, or otherwise expands, amends or modifies any other provision of the Financing Letters, in each case, in a manner that would reasonably be expected to delay or prevent or make materially less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date; or

(5)           otherwise adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against other parties to the Financing Letters or any definitive agreements with respect thereto or otherwise to timely consummate the Financing and the Merger, in the case of (1) through (5) above, in any material respect.

Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement.  For purposes of Section 6.04(a) – (d) (but, for the avoidance of doubt, excluding Section 6.04(e)), references to “Financing” shall include the financing contemplated by the Financing Letters as permitted to be amended, modified, supplemented or replaced by this Section 6.04(a), references to the “Rollover Investment” shall include the financing contemplated by the Rollover Letter as permitted to be amended, modified, supplemented or replaced by this Section 6.04(a) and references to “Debt Commitment Letter” shall include such documents as permitted to be amended, modified, supplemented or replaced by this Section 6.04(a).

(b)           Each of Parent and Merger Sub shall, and shall use its reasonable best efforts to cause each of its affiliates to, use its reasonable best efforts to:

(i)           maintain in effect the Financing Letters,

(ii)           negotiate and enter into definitive agreements with respect to the Debt Commitment Letter on the terms and conditions contained in the Debt Commitment Letter or on other terms (subject to the limitations contained in Section 6.04(a)) that in either case would not reasonably be expected to (x) prevent or delay the Effective Time or the date on which the Debt Financing could be obtained, or (y) make the funding of the Financing less likely to occur, in each case, in any material respect,

(iii)           comply on a timely basis with (or obtain any waiver of) its covenants and other obligations set forth in, and satisfy on a timely basis all conditions to the funding in, the Financing Letters and any definitive agreements relating thereto, and consummate the Financing at or prior to the Closing, pursuant to the terms, and subject to the conditions of, the Financing Letters, cause the prospective lenders and the other persons committing to fund the Financing to fund the Financing at the Closing, and enforce all of its material rights under the Financing Letters (but not, in each case, including through threatening, commencing or pursuing litigation, arbitration or other adversarial proceedings), and

(iv)          comply with (or obtain any waiver of) its obligations under the Financing Letters.

(c)           Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Agreement shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to (i) seek the Equity Financing or the Rollover Investment from any source other than those counterparty to, or in any amount in excess of that contemplated by, the Equity Funding Letters or the Rollover Letter, as applicable, (ii) pay any fees or other amounts in excess of those contemplated by the Financing Letters and the Rollover Letter or (iii) threaten, commence or pursue litigation, arbitration or other adversarial proceedings against any Financing Source or affiliate thereof.

(d)           Upon the Company’s request, Parent shall keep the Company reasonably informed of the status of its efforts to arrange the Debt Financing and the Rollover Investment and provide to the Company copies of the material definitive agreements for the Debt Financing (excluding any provisions related solely to fees or other economic terms).  Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice (x) of any material breach or material default by any party to any of the Financing Letters, or any definitive agreements related to the Financing, of which Parent or Merger Sub becomes aware, (y) of the receipt of any written notice or other written communication, in each case with respect to any (1) actual breach, default, termination or repudiation by any party to any of the Financing Letters or definitive agreements related to the Financing or (2) material dispute between or among any parties to any of the Financing Letters or definitive agreements related to the Financing or any provisions of any of the Financing Letters, in each case, with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing and (z) of the receipt of any notice or other communication (written or verbal) related to the likely failure by a party to the Financing Letters to fund the Financing or the reduction of any amount of the Financing; provided, that none of Parent or Merger Sub shall be required to provide such information if it would reasonably be expected to (i) result in the loss of the attorney-client privilege of Parent or Merger Sub, provided, that Parent shall use its reasonable efforts to provide such information in a manner that would not reasonably be expected to result in the loss of the attorney-client privilege, or (ii) contravene any Law, Judgment or binding agreement entered into prior to the date of this Agreement.

As soon as reasonably practicable, but in any event within two Business Days of the date the Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence; provided, that none of Parent or Merger Sub shall be required to provide such information if it would reasonably be expected to (i) result in the loss of the attorney-client privilege of Parent or Merger Sub, provided, that Parent shall use its reasonable efforts to provide such information in a manner that would not reasonably be expected to result in the loss of the attorney-client privilege, or (ii) contravene any Law, Judgment or binding agreement entered into prior to the date of this Agreement.  If any portion of the Debt Financing becomes unavailable and such portion is reasonably required to fund the aggregate Merger Consideration, Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain in replacement thereof alternative financing from the same or alternative sources in an amount sufficient to consummate the Merger and make the other payments referred to in Section 4.09(a) with terms and conditions in the aggregate not materially less favorable to Parent and Merger Sub (or their affiliates) than the terms and conditions set forth in the Debt Commitment Letter (and which would not otherwise reasonably be expected to (x) prevent or delay the Effective Time or the date on which the Financing would be obtained beyond the Walk-Away Date, or (y) make the funding of the Financing less likely in any material respect), as promptly as reasonably practicable following the occurrence of such event.  Parent shall deliver to the Company true and complete copies of all Contracts pursuant to which any such alternative source shall have committed to provide any portion of the Debt Financing other than fee and engagement letters in respect of the Financing (provided that Parent shall provide such fee letters redacted in a form reasonably satisfactory to such alternative sources).  It is understood and agreed that “reasonable best efforts” as used in this Section 6.04 shall not require Parent or Merger Sub to obtain alternative financing if (i) any economic terms of such financing are less favorable to Parent and the Surviving Corporation in any respect or (ii) any non-economic terms of such financing are less favorable, taken as a whole, to Parent and the Surviving Corporation.

Parent and Merger Sub acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, their obligations to perform their respective agreements hereunder, including to consummate the Closing subject to the terms and conditions hereof, are not conditioned on the obtaining of the Financing or the Rollover Investment, or any alternative financing, or on the performance by any party to any of the Financing Letters or the Rollover Letter.

(e)           Prior to the Closing Date, the Company shall provide, and shall cause each Company Subsidiary to provide, and shall use its reasonable best efforts to cause its Representatives to provide, to Parent and Merger Sub, such cooperation reasonably requested by Parent in connection with the arrangement, syndication (including marketing efforts in connection therewith) and consummation of financings similar to the Financing (including any permitted replacement, amended, modified or alternative financing), provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any Company Subsidiary.  Such cooperation shall include reasonable best efforts to:

(i)            furnish Parent and Merger Sub and the Financing Sources with such financial statements, pro forma financial statements (to the extent Parent has provided all appropriate information required for such pro forma financial statements) and business and other financial data and information of the Company and any of the Company Subsidiaries necessary for, or a condition of, the Financing) (the “Required Information”) and other pertinent and customary information (including projections) regarding the Company and the Company Subsidiaries as may be reasonably requested by Parent to consummate the Financing, to the extent reasonably available to the Company, as promptly as reasonably practicable following Parent’s request,

(ii)           participate, upon reasonable notice, in meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing and otherwise cooperating in syndication efforts,

(iii)          assist with the preparation of customary materials for rating agency presentations, marketing materials, bank information memoranda, offering documents, credit or other loan documents (including schedules thereto), security agreements or documents (including schedules thereto), perfection certificates or similar documents, and other documents necessary for or that are a condition of the Financing; provided, that any such rating agency presentations, marketing materials, bank information memoranda, offering documents, and any of the other documents described in this clause (iii) shall contain disclosure reflecting the Surviving Corporation and/or its subsidiaries as the obligor,

(iv)          obtain accountant’s comfort letters (including customary negative assurances), legal opinions, “10b-5” representation letters, surveys, appraisals, title insurance and corporate and facility ratings, in each case, as reasonably requested by Parent,

(v)           obtain customary accountants’ consents to the use of their reports in any material relating to the Financing as reasonably requested by Parent,

(vi)          cooperate reasonably with the Debt Financing sources’ due diligence,

(vii)         take all corporate actions reasonably requested by Parent  to permit the consummation of the Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately after the Effective Time,

(viii)        cooperate with the Financing Sources in connection with the preparation by, or on behalf of the Debt Providers, a field examination and inventory appraisal and such other reports, audits or certifications in respect of the collateral securing the Financing, as reasonably requested by Parent, and

(ix)           execute and deliver customary financing agreements and documents, including customary closing certificates and documents, and authorization letters to the Debt Financing sources authorizing the distribution of information to prospective lenders, in each case, as may be reasonably requested by Parent, provided, that no obligation of the Company or any Company Subsidiary, or any Lien on any of their respective assets, in connection with the Financing shall be effective until the Effective Time (other than any customary authorization letters); none of the Company or any Company Subsidiary or any of the Company’s Representatives shall be required to pay any commitment or other fee or incur any other liability in connection with the Financing prior to the Effective Time; neither the Company nor any Company Subsidiary nor any of their respective Representatives shall be required to provide any legal opinion or other opinion of counsel prior to the Effective Time in connection with the Financing; and no director or officer of the Company or any Company Subsidiary shall be required to execute any agreement, certificate, document or instrument with respect to the Financing that would be effective prior to the Effective Time.

The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with the Financing (including any permitted replacement, amended, modified or alternative financing); provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any Company Subsidiary or the reputation or goodwill of the Company or any Company Subsidiary.  The Company will use its reasonable best efforts to provide Parent with updates to the Required Information so that, to the knowledge of the Company, marketing materials used in the Financing (including any permitted replacement, amended, modified or alternative financing) do not contain any untrue statement of a material fact or omit to state a fact necessary to make the statements contained therein not misleading, other than, in each case, with respect to information supplied by or on behalf of Parent or Merger Sub.

Nothing in this Section 6.04 shall require such cooperation to the extent it would (i) cause any condition to Closing set forth in Article VII to fail to be satisfied or otherwise cause any breach of this Agreement, (ii) require the Company or any Company Subsidiary to take any action that will conflict with or violate the Company’s or any Company Subsidiary’s organizational documents or any Laws or result in the contravention of, or would reasonably be expected to result in a material violation of, or material default under, any Contract to which the Company or any Company Subsidiary is a party on the date of this Agreement, unless contingent on the Closing, or (iii) reasonably be expected to result in any officer or director of the Company or any Company Subsidiary incurring any personal liability that is not contingent upon the Closing.

6.05         Benefit Plans.

(a)           Until the first anniversary of the Effective Time (or, with respect to specific Benefit Plans, if sooner, until the end of the applicable plan year for such Plan ending immediately prior to the first anniversary of the Effective Time), Parent shall cause the Surviving Corporation to provide to employees of the Company and the Company Subsidiaries who remain employed by the Company and the Company Subsidiaries following the Effective Time (the “Company Employees”) base compensation, incentive compensation opportunities (exclusive of any equity-based compensation), and employee benefits that, taken as a whole, are no less favorable to such employees in the aggregate than those provided to such employees under the Company Benefit Plans and Company Benefit Agreements as in effect immediately prior to the Effective Time.  Such compensation and employee benefits may be provided through the Surviving Corporation’s continuation of one or more of the Company Benefit Plans, through the admission of the Company Employees to any one or more employee benefit policies, plans or programs maintained by Parent or its affiliates from time to time (each, a “Parent Plan”), or through a combination of the foregoing alternatives, as determined in Parent’s sole and absolute discretion.

(b)           From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, honor in accordance with their respective terms in effect on the date of this Agreement (including any terms relating to the amendment or termination thereof), all employment, severance and termination agreements, and deferred compensation plans, including with respect to any payments, benefits or rights arising as a result of the Merger (either alone or in combination with any other event).  Parent acknowledges and agrees that the consummation of the Merger will constitute an “Acceleration Date”, “Change of Control” or “Change of Ownership” (as applicable) under the Company Benefit Plans and Company Benefit Agreements listed in Schedule 6.05(b) of the Company Disclosure Schedule.

(c)           With respect to any Parent Plan that is an “employee benefit plan”, as defined in Section 3(3) of ERISA and including any vacation, paid time off and severance plans whether or not subject to ERISA, in which Company Employees participate after the Effective Time, for all purposes, including determining eligibility to participate, level of benefits, benefit accruals and vesting, each Company Employee’s service with the Company or any Company Subsidiary (as well as service with any predecessor employer of the Company or any Company Subsidiary to the extent service with such predecessor employer is recognized by the Company or such Company Subsidiary) shall be treated as service with Parent or any of Parent’s subsidiaries; provided, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits or service credit under a newly established plan for which prior service credit is not taken into account for employees of Parent and its subsidiaries generally.

(d)           To the extent permitted under the Parent Plans, Parent shall waive, or cause to be waived, any pre-existing condition limitation, exclusions, actively-at-work requirements and waiting periods under any Parent Plan that is an “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA) in which the Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitation, exclusions, actively-at work requirements and waiting periods would have been applicable under the comparable Company Benefit Plan immediately prior to the Effective Time.  Unless the relevant plans may not legally be amended so to provide, Parent shall recognize, or cause to be recognized, the dollar amount of all expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e)           If requested by Parent at least 15 days prior to the Effective Time, the Company shall terminate, effective not later than the day immediately preceding the Closing Date, the Company Benefit Plans intended to constitute qualified plans under Section 401(k) of the Code, in each case to the extent permitted by the Company Benefit Plans and applicable Law.  If Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Company Board (the form and substance of which shall be subject to review and approval by Parent, such approval not to be unreasonably withheld, conditioned or delayed) not later than the day immediately preceding the Closing Date.

(f)            Nothing in this Section 6.05 shall confer upon any person any right to employment or continued employment for any specified period, shall confer upon any person, other than the parties hereto, any right or remedy under or by reason of this Agreement, or shall be construed to amend any Company Benefit Plan or Company Benefit Agreement.

6.06           Indemnification.

(a)           Parent and Merger Sub agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights for advancement of expenses), whether asserted or claimed prior to, at or after the Effective Time, in favor of the current or former directors or officers of the Company and the Company Subsidiaries as provided in the Company Articles, the Company Bylaws, the respective comparable organizational documents of the Company Subsidiaries, and any indemnification or other agreements of the Company or any Company Subsidiary (in the case of each such agreement, as in effect on the date of this agreement and as listed on Schedule 6.06 of the Company Disclosure Schedule) shall survive the Merger and shall continue in full force and effect in accordance with their terms until the expiration of the applicable statute of limitations with respect to any claims or potential claims against such directors or officers arising out of such acts or omissions (and until such later date as such claims and any proceedings arising therefrom shall be finally disposed of) or such later date as is provided pursuant to the terms thereof, and from and after the Effective Time Parent shall ensure that the Surviving Corporation complies with and honors the foregoing obligations; provided that the person to whom such expenses are advanced provides an undertaking to Parent and the Surviving Corporation to repay such advances if it is ultimately determined that such person is not entitled to indemnification in a non-appealable opinion by a court of competent jurisdiction.  From and after the Effective Time, Parent and the Surviving Corporation shall not amend, repeal or otherwise modify the Company Articles, the Company Bylaws or the respective comparable organizational documents of the Company Subsidiaries in any manner that would adversely affect the rights thereunder of any such director, officer or employee with respect to their acts or omissions occurring at or prior to the Effective Time.

(b)           Parent and Merger Sub jointly and severally shall cause to be maintained for a period of not less than six (6) years from the Effective Time the Company’s current directors’ and officers’ liability insurance and indemnification policies (true, correct and complete copies of which have been provided to Parent prior to the date hereof) (provided, that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions that are materially not less favorable to the Indemnified Parties) with respect to acts and/or omissions committed or allegedly committed at or prior to the Effective Time for all persons who are currently covered by such insurance, so long as the annual premium therefor would not be in excess of 300% of the last annual premium paid prior to the date of this Agreement (the “Maximum Premium”) (which aggregate premiums with respect to 2011 are hereby represented and warranted by the Company to be the amount specified in Schedule 6.06(b)) and, if such premium exceeds the Maximum Premium, Parent shall maintain the most favorable policies of directors’ and officers’ liability insurance obtainable for an annual premium equal to the Maximum Premium; provided, that Parent may satisfy its obligations under this Section 6.06(b) by causing the Company to obtain, for at least the period described in this Section 6.06(b), a prepaid (or “tail”) directors’ and officers’ liability insurance policy at Parent’s expense, the material terms of which, including coverage and amount, are no less favorable to such directors and officers than the insurance coverage otherwise required under this Section 6.06(b).

Notwithstanding the foregoing or anything else in this Agreement to the contrary, if, after consultation with Parent, the Company in its sole discretion elects, then the Company prior to the Effective Time may purchase, on an arm’s length basis, a directors’ and officers’ liability insurance “tail” insurance policy for a period of six (6) years after the Effective Time with respect to acts and/or omissions committed or allegedly committed at or prior to the Effective Time (such coverage to be no more favorable in the aggregate to the Indemnified Parties as the Company’s existing coverage) so long as the cost of such prepaid “tail” policy does not exceed the Maximum Premium.  If such prepaid “tail” policy has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 6.06(b) and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) cause such policy to be maintained in full force and effect, for its full term, and honor all of its obligations thereunder.

(c)           From and after the Effective Time, to the fullest extent permitted by Law, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify, defend and hold harmless, and pay on behalf of or provide advancement of expenses (including reasonable legal fess and expenses) to, the present and former officers and directors of the Company and the Company Subsidiaries and any employee of the Company or any Company Subsidiary who acts as a fiduciary under any Company Benefit Plan (each an “Indemnified Party”) in their capacities as such, in each case to the fullest extent the Company would have been permitted or required to do so under applicable Law, against all losses, claims, damages, liabilities, fees and expenses (including attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (in the case of settlements, with the approval of the indemnifying party (which approval shall not be unreasonably withheld or delayed)) (collectively, “Losses”), as incurred (payable at least monthly upon written request, which request shall include reasonable evidence of the Losses set forth therein) to the extent arising from, relating to, or otherwise in respect of, any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, in respect of actions or omissions occurring at or prior to the Effective Time in connection with or relating to such Indemnified Party’s duties as an officer or director of the Company or any Company Subsidiary, including in respect of this Agreement and the Merger, or as a fiduciary under any Company Benefit Plan; provided, however, that an Indemnified Party shall not be entitled to indemnification under this Section 6.06(c) for Losses arising out of actions or omissions by the Indemnified Party constituting criminal conduct.  Any Indemnified Party wishing to claim indemnification against the Surviving Corporation shall, upon learning of any applicable action, promptly notify the Surviving Corporation, but the failure to so notify shall not relieve the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure actually prejudices the Surviving Corporation. Any Indemnified Party to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.  Notwithstanding anything to the contrary contained herein, neither Parent nor the Surviving Corporation shall (and Parent shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise terminate any claim, action, suit, proceeding, investigation or inquiry of a covered person for which indemnification may be sought under this Section 6.06 unless such settlement, compromise, consent or termination includes an unconditional release of such person from all liability arising out of such claim, action, suit, proceeding, investigation or inquiry.

(d)           This Section 6.06 is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.  The rights provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

(e)           In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, or dissolves, the Surviving Corporation shall cause its successors and assigns to assume its obligations set forth in this Section 6.06.

(f)           The Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.06 unless such Indemnified Party is finally judicially determined to not be entitled to indemnification under this Section 6.06.

6.07         Fees and Expenses.  Except as provided in Section 8.03, all fees and expenses incurred in connection with this Agreement and the Merger shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

6.08         Public Announcements.  The parties hereto agree that the initial press release to be issued with respect to this Agreement shall be in the form heretofore agreed upon by the parties hereto.  Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger or this Agreement (including any press releases or other public statements issued or made in connection with any of the actions permitted to be taken by Section 5.04), and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or obligations pursuant to any listing agreement with any national securities exchange.

6.09         Transfer Taxes.  All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Merger shall be paid by either Merger Sub or the Surviving Corporation; and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

6.10         Merger Sub Compliance.  Parent shall cause Merger Sub to comply promptly with all of Merger Sub’s obligations under this Agreement and Merger Sub shall not engage in any activities of any nature except as provided in, contemplated by or related to this Agreement, the Merger or the Financing.

6.11         Stockholder Litigation.  The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company or its directors as a result of the Merger, provided, that the Company shall not settle any such litigation without the prior consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) if such settlement obligates the Company to make a monetary payment that is not paid or reimbursed or otherwise indemnified entirely by the Company's insurance provider or another third party.

6.12         Rule 16b-3.  Prior to the Effective Time, the Company shall take such steps as may be reasonably required to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.13         Parent and Merger Sub Expenditure; Parent Distributions.  From the date of this Agreement until the Effective Time, (i) Parent and Merger Sub shall not expend funds other than in connection with the Merger, the Financing and the transactions contemplated thereby and the payment of related expenses and (ii) Parent shall not declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock, other than, in each case, any such actions that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

ARTICLE VII
CONDITIONS PRECEDENT

7.01         Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party hereto to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)           Stockholder Approval.  The Company shall have obtained the Stockholder Approval.

(b)           No Injunctions or Restraints.  There shall not be any Judgment (whether preliminary or final) or Law issued or enacted by any Governmental Entity that is still in effect that prohibits the consummation of the Merger.

(c)           Competition Laws.  All applicable waiting periods under the HSR Act shall have expired or been terminated and all required approvals thereunder shall have been obtained.

(d)           Governmental Approvals. Other than the filing of the Agreement of Merger, all Consents of, or registrations, declarations or filings with, or notices to, or permits from, any Governmental Entity in connection with the Merger shall have been filed or been obtained, without imposition of any conditions that would be material relative to the Merger Consideration, or occurred, as of the Effective Time, other than such Consents, registrations, declarations, filings, notifications or permits, the failure of which to obtain, file or occur, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

7.02         Additional Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of the Company set forth in (i) this Agreement (other than in Section 3.03(a), (b) and (c), Section 3.04(a), (b) and (c), Section 3.08(i) and Section 3.18) shall be true and correct (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date hereof and the Closing Date as though made on or as of such date, except, in each case, (x) those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time, that need only be true and correct as of such date or with respect to such period, or (y) where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) Section 3.03(c) shall be true and correct in all material respects at and as of the date hereof and the Closing Date as though made on or as of such date, and (iii) each of Section 3.03(a) and (b), Section 3.04(a), (b) and (c), Section 3.08(i), and Section 3.18 shall be true and correct in all respects at and as of the date hereof and the Closing Date as though made on or as of such date (subject, (x) in the case of Section 3.03(a), to de minimis exceptions that do not, individually or in the aggregate, increase the aggregate amount of the Merger Consideration by more than $750,000 and (y) in the case of Section 3.18, to de minimis exceptions that do not, individually or in the aggregate, result in any additional cost, expense, payment or liability of more than $50,000).

(b)           Covenants.  The Company shall have complied with or performed in all material respects each of the covenants, obligations and agreements of the Company under this Agreement to be complied with or performed by it on or prior to the Closing Date.

(c)           Certificate.  The Company shall have furnished Parent with a certificate signed on its behalf by an executive officer of the Company to the effect that the conditions set forth in Sections 7.02(a) and (b) are satisfied.

(d)           Company Material Adverse Effect.  Since the date of this Agreement, there shall not have been any Event, change or occurrence that, individually or together with any other Event, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e)           [Intentionally Omitted].

(f)           U.S. Real Property Interests.  The Company shall have furnished Parent with a statement issued by the Company pursuant to Treasury Regulation 1.1445-2(c)(3) and in compliance with Treasury Regulation 1.897-2(h) certifying that an interest in the Company is not a U.S. real property interest.

7.03         Additional Conditions to the Obligations of the Company.  The obligations of the Company to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date hereof and the Closing Date as though made on or as of such date, except (x) those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time, that need only be true and correct as of such date or with respect to such period, or (y) where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not prevent or materially delay consummation of the Merger or otherwise prevent Parent or Merger Sub from performing any of their material obligations under this Agreement.

(b)           Covenants.  Parent and Merger Sub shall have complied with or performed in all material respects each of the covenants, obligations and agreements of Parent and Merger Sub under this Agreement to be complied with or performed by them on or prior to the Closing Date.

(c)           Certificate.  Parent shall have furnished the Company with a certificate signed on its behalf by an authorized officer of Parent to the effect that the conditions set forth in Sections 7.03(a) and (b) are satisfied.

7.04           Frustration of Closing Conditions.  None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.01 or 7.03 (with respect to the Company) or Section 7.01 or 7.02 (with respect to Parent or Merger Sub) to be satisfied to excuse such party’s obligation to effect the Merger if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the Merger and the other transactions contemplated by this Agreement.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

8.01         Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval upon written notice (other than in the case of Section 8.01(a) below) from the terminating party to the non-terminating party specifying the subsection of this Section 8.01 pursuant to which such termination is effected:

(a)           by mutual written consent of Parent and the Company;

(b)           by either Parent or the Company:

(i)            if the Merger shall not have been consummated on or before April 6, 2012 (the “Walk-Away Date”); provided, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Walk-Away Date was a result of the failure of such party to perform any of its obligations under this Agreement;

(ii)           if there shall be enacted or issued any Law or Judgment by a court of competent jurisdiction or other Governmental Entity, or any Law shall otherwise be in effect, enjoining, restraining or prohibiting the consummation of the Merger that shall have become final and nonappealable, provided, that the party seeking to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall have used its reasonable best efforts to contest, appeal, remove or render inapplicable such Judgment;

(iii)          if the Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which this Agreement has been voted upon, provided that the right to terminate this Agreement under this Section 8.01(b)(iii) shall not be available to the Company if the failure to obtain the Stockholder Approval was a result of the failure by the Company to perform any of its obligations under this Agreement;

(c)           by Parent:

(i)            if the Company breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.02(a) or (b) and (B) is incapable of being cured by the Company by the Walk-Away Date or, if capable of being cured by the Company by the Walk-Away Date, has not been cured prior to the earlier of (x) twenty (20) days after the delivery of written notice by Parent to the Company of such breach and (y) the Walk-Away Date (provided, that Parent and Merger Sub are not then in breach of any representation or warranty in this Agreement such as would give rise to the failure of the condition set forth in Section 7.03(a) and have not failed to perform in any material respect any covenant contained in this Agreement); or

(ii)           prior to the obtaining of the Stockholder Approval, if (A) the Company, the Company Board or the Special Committee delivers a Superior Proposal Notice or effects an Adverse Recommendation Change, (B) (x) a Company Takeover Proposal is publicly announced or otherwise becomes publicly known after the date hereof and (y) neither the Company Board nor the Special Committee shall have confirmed the recommendation by the Company Board of this Agreement or the Merger within five (5) Business Days of a written request from Parent to do so (which request may only be made once with respect to any such Company Takeover Proposal and each material amendment thereto) or (C) the Company shall have breached any of its obligations set forth in Section 5.04 in any material respect; or

(d)           by the Company:

(i)            if Parent or Merger Sub breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.03(a) or (b) and (B) is incapable of being cured by Parent or Merger Sub by the Walk-Away Date or, if capable of being cured by Parent or Merger Sub by the Walk-Away Date, has not been cured prior to the earlier of (x) twenty (20) days after the delivery of written notice by the Company to Parent or Merger Sub of such breach and (y) the Walk-Away Date (provided, that the Company is not then in breach of any representation or warranty in this Agreement such as would give rise to the failure of the condition set forth in Section 7.02(a) and has not failed to perform in any material respect any covenant contained in this Agreement);

(ii)           if (A) the conditions set forth in Sections 7.01 and 7.02 (other than those conditions (x) that by their nature are to be satisfied by actions taken at the Closing and which were, at the time of termination, capable of being satisfied, or (y) the failure of which to be satisfied is due in any material part to a breach by Parent or Merger Sub of any of their respective representations, warranties or covenants contained in this Agreement) have been satisfied, (B) the Company has confirmed by notice to Parent that all conditions set forth in Section 7.03 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) or that it is willing to waive any unsatisfied conditions in Section 7.03, (C) the Marketing Period has ended, and (D) Parent and Merger Sub fail to consummate the Merger prior to the Walk-Away Date (unless such failure was a result of the Company’s failure to perform any of its obligations under this Agreement or the Company’s failure to deliver any of the documents or information or cause to occur any other actions with respect to which the Company is required to use its reasonable best efforts to deliver or cause to be delivered or occur pursuant to Section 6.04(e)); or

(iii)          prior to the obtaining of the Stockholder Approval, in connection with the acceptance of a Superior Company Proposal in accordance with Section 5.04(c).

8.02           Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the last sentence of Section 6.02, Section 6.07, this Section 8.02, Section 8.03 and Article IX, which provisions shall survive such termination, provided, that the termination of this Agreement shall not relieve or release any party hereto from any liability (a) for fraud or (b) to pay the Company Termination Fee or the Parent Termination Fee, as the case may be, as provided in Section 8.03, and provided, further, that the Confidentiality Agreement and each Guaranty shall survive the termination of this Agreement, each in accordance with its terms.

8.03         Termination Fee.

(a)           If:

(i)            (A) Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(iii), (B) the Company terminates this Agreement pursuant to Section 8.01(d)(iii) or (C) Parent terminates this Agreement pursuant to Section 8.01(c)(i) or Section 8.01(c)(ii);

(ii)           either Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(i) and at the time of such termination, (A) the conditions set forth in Sections 7.01 and 7.03 (other than those conditions (x) that by their nature are to be satisfied by actions taken at the Closing and which were, at the time of termination, capable of being satisfied or (y) the failure of which to be satisfied is a result of a breach by the Company of any of its representations, warranties, or covenants contained in this Agreement) have been satisfied, and (B) the Marketing Period has not ended, which failure to end is a result of the Company’s failure to perform any of its obligations under this Agreement; or

(iii)           (A) after the date of this Agreement, a bona fide Company Takeover Proposal has been made or is publicly proposed or announced or otherwise becomes publicly known, in each case, whether or not conditional, and is not withdrawn, (B) thereafter this Agreement is terminated prior to the Company Stockholders Meeting by either Parent or the Company pursuant to Section 8.01(b)(i) and (C) within twelve (12) months following such termination the Company or any Company Subsidiary enters into a definitive agreement to consummate a Company Takeover Proposal or a Company Takeover Proposal is consummated (solely for purposes of this Section 8.03(a), the term “Company Takeover Proposal” shall have the meaning set forth in the definition of Company Takeover Proposal contained in Section 5.04(a) except that all references to twenty percent (20%) shall be deemed references to fifty percent (50%)), then, in any such event, the Company shall pay to Parent as directed by Parent a termination fee of $47,250,000 in cash (the “Company Termination Fee”) by wire transfer of same day funds as follows: (x) in the case of clause (i) and (ii) above, within three (3) Business Days after the date of termination; and (y) in the case of clause (iii) above, prior to or simultaneously with the occurrence of the event described in clause (C) thereof, it being understood that in no event shall the Company be required to pay a Company Termination Fee on more than one occasion.

(b)           If:

(i)             the Company terminates this Agreement pursuant to Section 8.01(d)(ii), or

(ii)           either the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(i) and at the time of such termination, (A) the conditions set forth in Sections 7.01 and 7.02 (other than those conditions (x) that by their nature are to be satisfied by actions taken at the Closing and which were, at the time of termination, capable of being satisfied, or (y) the failure of which to be satisfied is a result of a breach by Parent or Merger Sub of any of their respective representations, warranties or covenants contained in this Agreement) have been satisfied and (B) the Marketing Period has not ended, which failure to end is a result of any reason, other than the Company’s failure to perform any of its obligations under this Agreement or the Company’s failure to deliver any of the documents or information or cause to occur any other actions with respect to which the Company is required to use its reasonable best efforts to deliver or cause to be delivered or occur pursuant to Section 6.04(e), then, in any such event, Parent shall pay to the Company as directed by the Company a termination fee of $94,500,000 in cash (the “Parent Termination Fee”) by wire transfer of same day funds, within three (3) Business Days of such termination, it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c)           [Intentionally Omitted].

(d)           Each of the parties hereto acknowledges that the agreements contained in this Section 8.03 are an integral part of the Merger, and that without these agreements, the other parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.03, and, in order to obtain the payment, Parent or the Company, as the case may be, commences a proceeding against the other party which results in a judgment, with respect to Parent or Merger Sub, or parties, with respect to the Company, for the payment set forth in this Section 8.03, the non-prevailing party shall pay the prevailing party or parties, as applicable, its or their reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, up to a maximum of $10,000,000, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(e)           Notwithstanding anything to the contrary in this Agreement, but subject to the Company’s rights set forth in Section 9.11 and the reimbursement and indemnification obligations of Parent under Section 8.03(d) (and without limiting the obligations of Parent and its affiliates under the Confidentiality Agreement or the Equity Providers under the Guarantees), (i) the Company’s right to receive payment of the Parent Termination Fee from Parent in accordance with the terms and conditions of this Agreement or the Equity Providers in accordance with the terms and conditions of the Guarantees shall be the sole and exclusive remedy of the Company, the Company Subsidiaries and the other Company Related Parties against Parent, Merger Sub, the Equity Providers and their respective affiliates, and each of their former, current and future general or limited partners, shareholders, Financing Sources, managers, members, directors, officers, employees, agents and representatives (collectively, the “Parent Related Parties”), for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement or the Other Transaction Agreements or the Merger or the other transactions contemplated hereby, and (ii) none of Parent, Merger Sub, the Equity Providers or any other such person shall have any further liability or obligation to the Company, any Company Subsidiary or any other Company Related Party relating to or arising out of this Agreement or the Other Transaction Agreements.

Notwithstanding anything to the contrary in this Agreement, but subject to Parent’s rights set forth in Section 9.11 and the reimbursement and indemnification obligations of the Company under Section 8.03(d), (i) Parent’s right to receive payment of the Company Termination Fee from the Company in accordance with the terms and conditions of this Agreement shall be the sole and exclusive remedy of Parent and Merger Sub and their affiliates and the other Parent Related Parties against the Company and the Company Subsidiaries and their respective affiliates, and each of their former, current and future officers, directors, partners, shareholders, managers, members, agents and representatives (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement or the Merger, and (ii) none of the Company Related Parties shall have any further liability or obligation to Parent, Merger Sub or any other Parent Related Party relating to or arising out of this Agreement or the Other Transaction Agreements.

Notwithstanding any other provision hereof, (1) under no circumstances will the Company be entitled to monetary damages hereunder (in the aggregate) other than the Parent Termination Fee and any payment required pursuant to Section 8.03(d), in each case, in accordance with the terms and conditions of this Agreement, and (2) while the Company may pursue a grant of specific performance in accordance with Section 9.11 prior to the termination of this Agreement and, after the termination of this Agreement, the payment of the Parent Termination Fee in accordance with Section 8.03(b) (in each case, to the extent such remedy is provided for under this Agreement), under no circumstances shall the Company or any Company Related Party (A) seek to recover any monetary damages (i) other than such amount(s) or (ii) from any Parent Related Party (other than Parent, Merger Sub and the Equity Providers in accordance with the terms and conditions of this Agreement and the Guarantees) or (B) be permitted or entitled to receive both (i) a grant of specific performance that results in a Closing and (ii) any money damages, including all or any portion of the Parent Termination Fee.

Notwithstanding any other provision hereof, (1) under no circumstances will Parent, Merger Sub, the Equity Providers or any of their affiliates be entitled to monetary damages hereunder (in the aggregate) other than the Company Termination Fee and any payment required pursuant to Section 8.03(d), in each case, in accordance with the terms and conditions of this Agreement, and (2) while Parent may pursue a grant of specific performance in accordance with Section 9.11 prior to the termination of this Agreement and, after the termination of this Agreement, the payment of the Company Termination Fee in accordance with Section 8.03(a) (to the extent such remedy is provided for under this Agreement), under no circumstances shall Parent, Merger Sub or any Parent Related Party (A) seek to recover any monetary damages (i) other than such amount(s) or (ii) from any Company Related Party (other than the Company in accordance with the terms and conditions of this Agreement) or (B) be permitted or entitled to receive both (i) a grant of specific performance that results in a Closing and (ii) any money damages, including all or any portion of the Company Termination Fee.

8.04         Amendment.  This Agreement may be amended by the parties hereto at any time before or after receipt of the Stockholder Approval; provided, that (a) after receipt of the Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders, and (b) no amendment shall be made to this Agreement after the Effective Time.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.05         Extension; Waiver.  At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by any of the other parties with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure or delay by any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

ARTICLE IX
GENERAL PROVISIONS

9.01         Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive, and all such representations and warranties shall terminate at, the Effective Time.  This Section 9.01 shall not limit any covenant or agreement of the parties hereto that by its terms contemplates performance after the Effective Time.

9.02         Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (i) upon personal delivery, (ii) one (1) Business Day after being sent via a nationally recognized overnight courier service, (iii) three (3) Business Days after being sent, postage prepaid, by registered, certified or express mail or (iv) upon receipt of electronic or other confirmation of transmission if sent via facsimile, in each case, at the addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice) set forth below:

(a)           if to Parent or Merger Sub, to

Number Holdings, Inc.
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067
Facsimile No.: (310) 201-4170
Attention: Adam Stein

with a copy (which shall not constitute notice) to:

Proskauer Rose LLP
2049 Century Park East, 32nd Floor
Los Angeles, CA 90067
Facsimile No.: (310) 557-2193
Attention: Michael A. Woronoff, Esq.

(b)           if to the Company, to

99 Cents Only Stores
4000 Union Pacific Avenue
City of Commerce, CA 90023
Facsimile No.: (323) 307-9611
Attention: Russell Wolpert, Esq.

with a copy (which shall not constitute notice) to:
Morrison & Foerster LLP
555 West Fifth Street
Los Angeles, California 90013
Facsimile:  (213) 892-5454
Attention:  Hillel T. Cohn, Esq.

with a copy (which shall not constitute notice) to:

Munger, Tolles & Olson LLP
355 South Grand Avenue, 35th Floor
Los Angeles, California 90013
Facsimile:  (213) 683-4020
Attention:  Mary Ann Todd, Esq.

9.03         Definitions.  For purposes of this Agreement:

An “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person; provided, that a portfolio company of an Equity Provider shall not be deemed an affiliate of such Equity Provider.

“Business Day” means any day on which banks are not required or authorized by Law to close in New York, New York.

Each of “capital stock” and “equity interest” means: (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or equivalents (however designated) of corporate stock and (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited).

“Company Material Adverse Effect” means any change, development, event, effect or occurrence (each, an “Event”) that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) prevents or materially delays the Company from performing its obligations under this Agreement in any material respect or from consummating the Merger; provided, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Company Material Adverse Effect pursuant to clause (i) above: (A) any Event generally affecting (1) the geographic regions or the industry in which the Company primarily operates to the extent that they do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company primarily operates, or (2) the economy or financial, debt, credit, banking, foreign exchange, securities or capital markets, including any change in interest, currency or exchange rates, or in any commodity, security or market index, and including any disruption of any thereof, in the United States or elsewhere in the world to the extent that they do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company primarily operates, or (B) to the extent (but only to the extent) arising or resulting from any of the following: (1) changes in applicable Law or applicable accounting regulations or principles or interpretations thereof to the extent that they do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, in relation to other companies in the geographic area or industry in which the Company primarily operates, (2) the announcement or pendency of this Agreement or any related agreement or the anticipated consummation of the Merger (including the identity of Parent or any of its affiliates as the acquiror of the Company, or any action taken, delayed or omitted to be taken by the Company at the request or with the prior consent of Parent or Merger Sub), including the impact thereof on relationships, contractual or otherwise, with employees, customers, subcontractors or partners, (3) national or international political conditions, any outbreak or escalation of hostilities, insurrection or war, whether or not pursuant to declaration of a national emergency or war, acts of terrorism, sabotage, strikes, freight embargoes or other calamity or crisis to the extent that they do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, in relation to other companies in the geographic area or industry in which the Company primarily operates, (4) any decline in the market price, or change in trading volume, of the capital stock of the Company or any change in or failure to meet publicly announced revenue or earnings projections (whether such projections or predictions were made by the Company or independent third parties) or internal projections (it being understood that any Event giving rise to such failure (other than any Event described in clause (A) or (B) of this paragraph) may be taken into account in determining whether there has been or will be a Company Material Adverse Effect), (5) any proceeding by any of the Company’s stockholders (other than the Rollover Investors) arising out of, concerning or related to this Agreement or the Merger or any related proposals or processes that were announced or became known publicly (whether before or after the date of this Agreement) or (6) fires, epidemics, quarantine restrictions, earthquakes, hurricanes, tornadoes or other natural disasters to the extent that they do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, in relation to other companies in the geographic area or industry in which the Company primarily operates.

“Company Securities” means (i) any capital stock of the Company or any Company Subsidiary, (ii) any options, warrants, rights, convertible or exchangeable securities, commitments, Contracts or undertakings of any kind to which the Company or any Company Subsidiary is a party or otherwise bound obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, or any security convertible or exercisable for or exchangeable into any capital stock of the Company or any Company Subsidiary, or (iii) restricted share units, stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or securities or rights obligating the Company or any Company Subsidiary to make any payments, or giving any person the right to receive from the Company or any Company Subsidiary any economic benefit, directly or indirectly, based on the price or value of capital stock of the Company or any Company Subsidiary.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financing Sources” means the financial institution or institutions identified in the Debt Commitment Letter and any other financial institutions identified in any amendments, supplements or replacements of the Debt Commitment Letter and, in each case, any affiliates thereof.

“Intervening Event” means any event occurring after the date hereof affecting the Company and the Company Subsidiaries, taken as a whole (other than any event resulting from a breach of this Agreement by the Company or any Company Subsidiary or any breach by any of the Rollover Investors of the Rollover Letter or Voting Agreement), that was not reasonably foreseeable as of or prior to the date of this Agreement; provided that none of the following shall be deemed (either alone or in combination) to constitute, or be taken into account in determining whether there has been or would be, an Intervening Event: (A) any development or change, positive or negative, in the economy or financial, debt, credit, banking, foreign exchange, securities or capital markets, including any change in interest, currency or exchange rates, or in any commodity, security or market index, and including any disruption of any thereof, in the United States or elsewhere in the world or (B) any changes, positive or negative, in applicable Law or applicable accounting regulations or principles or interpretations thereof, (C) the announcement or pendency of this Agreement or any related agreement or the anticipated consummation of the Merger, including the impact thereof on relationships, contractual or otherwise, with employees, customers, subcontractors or partners, (D) national or international political conditions, any outbreak or cessation of, or escalation or decrease of, hostilities, insurrection or war, acts of terrorism, sabotage, strikes, freight embargoes or other calamity or crisis; (E) any changes in the market price, or changes in trading volume, of the capital stock of the Company, (F) the financial results of the Company, including any change in, or the Company exceeding (or failing to meet), revenue or earnings projections (whether such projections or predictions were made by the Company or independent third parties) or internal budgets, estimates or projections, or (G) any changes, positive or negative, with respect to any competitors or potential competitors of the Company, the competitive landscape of the Company or the industry in which the Company competes, in each case of (A)-(G) above, no matter how material.

“knowledge” means, with respect to any matter in question, (a) as to the Company, the actual knowledge, after reasonable inquiry and investigation, of any named executive officer of the Company or any person listed on Schedule 9.03(a) and (b) as to Parent, the actual knowledge, after reasonable inquiry and investigation, of any executive officer of Parent or any person listed on Schedule 9.03(b).  For purposes of this definition, “named executive officer” shall have the meaning set forth in Item 402 of Regulation S-K of the Securities Act.

“Marketing Period” means a period of at least 15 consecutive business days following the satisfaction of the condition set forth in the first sentence of paragraph 15 of Exhibit E of the Debt Commitment Letter; provided that the Marketing Period shall (i) not include any day from November 21, 2011 through November 25, 2011 and (ii) either conclude on or before December 19, 2011 or commence on or after January 4, 2012.

“ordinary course of business” means the ordinary course of business consistent with past practice of the Company and the Company Subsidiaries.

“Other Transaction Agreements” means the Financing Letters, the Rollover Letter and the Voting Agreement.

A “person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Related Party” shall mean (a) any affiliate of the Company (other than a Company Subsidiary), (b) any director or officer of the Company or any affiliate of the Company, and (c) any immediate family member or affiliate of any other Related Party.

“Related Party Contract” shall mean any Contract (other than employment agreements) binding upon to the Company or any Company Subsidiary with or for the benefit of any Related Party.

“Rollover Directors” means David Gold, Jeff Gold and Eric Schiffer.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

A “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Acceptable Confidentiality Agreement	5.04(a)
Adverse Recommendation Change	5.04(b)
Adverse Recommendation Change Notice	5.04(c)
ACOF	Preamble
Agreement	Preamble
Agreement of Merger	1.03
Board Approval	5.04(b)
California Code	1.01
Certificate	2.01(c)(ii)
Closing	1.02
Closing Date	1.02
Code	3.11(d)
Company	Preamble
Company Articles	1.05(a)
Company Benefit Agreement	3.11(j)
Company Benefit Plan	3.11(j)
Company Board	3.04(b)
Company Bylaws	1.05(b)
Company Capital Stock	3.03(a)
Company Common Stock	2.01(b)
Company Disclosure Schedule	Article III Preamble
Company Employees	6.05(a)
Company Intellectual Property	3.16(a)
Company Lease	3.15(b)
Company Pension Plans	3.11(a)
Company Preferred Stock	3.03(a)
Company Related Parties	8.03(e)
Company SEC Documents	3.06(a)
Company Stock Option	2.03(e)
Company Stock Plans	2.03(e)
Company Stockholders Meeting	6.01(a)
Company Subsidiaries	3.01
Company Takeover Proposal	5.04(a)
Company Termination Fee	8.03(a)

Confidentiality Agreement	6.02
Consent	3.05(b)
Contract	3.05(a)
CPPIB	Preamble
Debt Commitment Letter	4.09(a)(iii)
Debt Financing	4.09(a)(iii)
Debt Providers	4.09(a)(iii)
Designated Consideration	2.03(b)
Dissenting Shares	2.01(d)
Effective Time	1.03
Environmental Law	3.14(b)
Environmental Permit	3.14(b)
Equity Financing	4.09(a)(i)
Equity Funding Letter	Preamble
Equity Providers	Preamble
ERISA	3.11(a)
ERISA Affiliate	3.11(j)
Exchange Fund	2.02(a)
Filed Company SEC Documents	Article III Preamble
Financial Advisor	3.19
Financing	4.09(a)(iii)
Financing Letters	4.09(a)(iii)
GAAP	3.06(d)
Governmental Entity	3.05(b)
Guaranty	Preamble
Hazardous Material	3.14(b)
HSR Act	3.05(b)
Indemnified Party	6.06(c)
Insurance Policy	3.20
Intellectual Property	3.16(b)
Judgment	3.05(a)
Law	3.05(a)
Liens	3.02(a)
Losses	6.06(c)
Material Contract	3.17(a)
Material Inbound IP Agreements	3.16(a)
Material Outbound IP Agreements	3.16(a)
Maximum Premium	6.06(b)
Measurement Date	3.03(a)
Merger	Preamble
Merger Consideration	2.01(c)(ii)
Merger Sub	Preamble
Multiemployer Plan	3.11(j)
Negotiation Period	5.04(c)
Offer Price	2.01(c)(i)
Owned Real Property	3.15(b)(i)

Parent	Preamble
Parent Disclosure Schedule	4.06
Parent Material Adverse Effect	4.01
Parent Plan	6.05(a)
Parent Related Parties	8.03(e)
Parent Termination Fee	8.03(b)
Paying Agent	2.02(a)
Permit	3.13
Permitted Liens	3.15(a)
Proxy Statement	3.05(b)
PSU	2.03(d)
Real Property	3.15(b)(ii)
Release	3.14(b)
Representatives	5.04(a)
Required Information	6.04(e)(i)
Rollover Investment	4.09(a)(ii)
Rollover Investors	4.09(a)(ii)
Rollover Letter	4.09(a)(ii)
RSU	2.03(c)
Schedule 13E-3	4.05
Solvent	4.11
Special Committee	Preamble
Stockholder Approval	3.04(c)
Superior Company Proposal	5.04(a)
Superior Proposal Notice	5.04(c)
Surviving Corporation	1.01
Tax	3.09(e)
Tax Return	3.09(e)
Taxes	3.09(e)
Transfer Taxes	6.09
Voting Agreement	Preamble
Voting Company Debt	3.03(b)
Walk-Away Date	8.01(b)(i)

9.04           Interpretation; Exhibits and Disclosure Schedules.  The headings contained in this Agreement or in any Exhibit hereto, the Company Disclosure Schedule or the Parent Disclosure Schedule and in the table of contents to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.  Any capitalized terms used in any Exhibit or the Company Disclosure Schedule, but not otherwise defined therein, shall have the meaning as defined in this Agreement.  When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to a Section or Article of, or an Exhibit to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The term “or” is not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  Any matter disclosed pursuant to any Schedule of the Company Disclosure Schedule with respect to Article III whose relevance or applicability to any representation or warranty made elsewhere in this Agreement is, to the extent (but only to the extent), reasonably apparent on the face of such disclosure shall be deemed to be disclosed with respect to such Schedules of such Company Disclosure Schedule, notwithstanding the omission of a reference or cross-reference thereto.  The fact that any item of information is disclosed in the Company Disclosure Schedule shall not constitute an admission that such item is material, that such item has had or would have a Company Material Adverse Effect, or that the disclosure of such information is required pursuant to this Agreement.  Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented.  References to a person are also to its permitted successors and assigns.  References to matters disclosed in the Filed Company SEC Documents are made without giving effect to any amendment to any such Filed Company SEC Document filed on or after the date hereof and exclude any disclosures set forth in any risk factor section, sections relating to forward looking statements and any other disclosures included in such Filed Company SEC Documents that constitute predictive, cautionary or forward-looking statements.  Each of the parties hereto acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the Merger; accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

The representations and warranties set forth in Articles III and IV and the covenants and agreements set forth in Articles V and VI have been made solely for the benefit of the parties to this Agreement and (i) may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate; (ii) have been qualified in certain instances by reference to the Company Disclosure Schedule and the Parent Disclosure Schedule, which contain certain disclosures not reflected in the text of this Agreement; and (iii) may apply standards of materiality in a way that is different from what may be viewed as material by the stockholders of, or other investors in, the Company.

9.05         Severability.  If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the Merger is consummated to the extent possible.

9.06         Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile or electronic (i.e., PDF) transmission), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

9.07         Entire Agreement; No Third Party Beneficiaries.  This Agreement, taken together with the Exhibits hereto, the Company Disclosure Schedule, the Parent Disclosure Schedule, the Confidentiality Agreement and the Guarantees, (a) constitute the entire agreement, and supersede all prior agreements and understandings, whether written or oral, among the parties hereto with respect to the Merger and (b) except for (i) for the Indemnified Parties and their respective heirs and legal representatives to the extent set forth therein, (ii) with respect to holders of Company Common Stock, Company Stock Options, RSUs and PSUs, from and after the Effective Time, the provisions set forth in Article II, and (iii) the rights under Section 8.03(e) of the Parent Related Parties and the Company Related Parties, are not intended to confer upon any person other than the parties hereto any rights or remedies, whether as third-party beneficiaries or otherwise.

9.08         Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of California, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

9.09         Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any direct or indirect wholly owned subsidiary of Parent without the consent of the Company.  Any purported assignment in violation of the foregoing shall be void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

9.10         Consents and Approvals.  For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing and executed and delivered to the other parties hereto by a person duly authorized by such party to do so.

9.11         Specific Enforcement.

(a)           The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions.  Subject to the following sentence, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in this Section 9.11 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 8.03 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the Merger and, without that right, neither the Company nor Parent would have entered into this Agreement.

Notwithstanding any other provision hereof, the Company shall not be entitled to, and shall not attempt in any proceeding to, seek an injunction or injunctions, specific performance or other equitable remedies to cause Parent or Merger Sub to (i) cause the Equity Financing to be funded or (ii) consummate the Merger.

(b)           Subject to Section 9.11(a), each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief provided herein on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.  The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.11 shall not be required to provide any bond or other security in connection with any such order or injunction.

(c)           Each of the parties hereto (i) irrevocably submits itself to the personal jurisdiction of any court of proper subject matter jurisdiction in the State of California in the event any dispute arises out of this Agreement or the Merger, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or the Merger in any court other than a court in the State of California, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court, and (iv) waives any right to trial by jury with respect to any suit, action or proceeding directly or indirectly related to or arising out of this Agreement or the Merger or the transactions contemplated hereby, including any dispute arising out of or relating to the Debt Commitment Letter or the performance thereof.  Each of the parties hereto further agrees that notice as provided herein shall constitute sufficient service of process and waives any argument that such service is insufficient.  Each of the parties hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action related to or arising out of this Agreement or the Merger, that (i) the action in any such court is brought in an inconvenient forum, (ii) the venue of such action is improper or (iii) this Agreement or the subject matter hereof may not be enforced in or by such courts.  Notwithstanding the foregoing or anything else to the contrary, each of the parties to this Agreement agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter, the Debt Financing (or any commitment letter relating to any alternative financing) or the performance thereof, in any forum other than any New York State court or Federal court of the Untied States of America sitting in the Borough of Manhattan, and any appellate court from any thereof.

[The remainder of this page is blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement as of the date first written above.

NUMBER HOLDINGS, INC.

by:	/s/ Adam Stein
Name: Adam Stein
Title: Vice President

NUMBER MERGER SUB, INC.

by:	/s/ Adam Stein
Name: Adam Stein
Title: Vice President

99 CENTS ONLY STORES

by:	/s/ Eric Schiffer
Name: Eric Schiffer
Title: Chief Executive Officer

EXHIBIT A

FORM OF AGREEMENT OF MERGER

A-1

EXHIBIT B

ARTICLES OF INCORPORATION

OF

SURVIVING CORPORATION

B-1

EXHIBIT C

BYLAWS

OF

SURVIVING CORPORATION

C-1